    As filed with the Securities and Exchange Commission on April   , 2001
                                                     Registration No. 333-55022
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                AMENDMENT NO. 1
                                      TO
                                   FORM SB-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                            THE THAXTON GROUP, INC.

                (Name of small business issuer in its charter)

     South Carolina                  6140                  57-0669498
     (State or other     (Primary Standard Industrial   (I.R.S. Employer
     jurisdiction of      Classification Code Number)  Identification No.)
    incorporation or
      organization)

                             1524 Pageland Highway
                        Lancaster, South Carolina 29720
                                (803) 285-4337
                         (Address and telephone number
        of principal executive offices and principal place of business)

                               ----------------
                                 Allan F. Ross
             Vice President, Chief Financial Officer and Secretary
                            The Thaxton Group, Inc.
                             1524 Pageland Highway
                        Lancaster, South Carolina 29720
                                (803) 285-4337
           (Name, address and telephone number of agent for service)

                               ----------------
                                   Copy to:

                              Barney Stewart III
                           Thomas H. O'Donnell, Jr.
                            Moore & Van Allen PLLC
                        100 North Tryon Street Suite 47
                     Charlotte, North Carolina 28202-4003
                                (704) 331-1000

                               ----------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.
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

                            The Thaxton Group, Inc.

                       $75,000,000 of Subordinated Notes

                                 Terms of Notes

                            Subordinated Term Notes         Subordinated Term Notes
                                  Due 1 Month             Due 6, 12, 36 and 60 Months        Subordinated Daily Notes
                            -----------------------       ---------------------------        ------------------------
Minimum Initial Purchase              $100                           $1,000                            $50
Interest Rate                      May vary.                       May vary.                        May vary.
Interest Payment              Payable at maturity.          Payable, at your option,         Payable upon redemption.
                                                       monthly, quarterly or at maturity.

Redemption by Holder       Redeemable with forfeiture       Redeemable with penalty,       Redeemable without penalty.
                          of interest, unless waived.            unless waived.

Redemption by                Not redeemable before              Redeemable upon              Redeemable upon 30 days'
Thaxton Group                       maturity                    30 days' notice.                      notice

Security and Ranking      Our 1 month notes will not   Our 6, 12, 36 and 60 month notes   Our daily notes will not be
                          be secured by any collateral will not be secured by any         secured by any collateral and
                          and will be subordinate      collateral and will be subordinate will be subordinate to all of
                          to all of our existing and   to all of our existing and future  our existing and future senior
                          future senior debt.          senior debt.                       debt.

                                                      Per
                                                      Note          Total
   Total Public Offering Price ....................  100.00%     $75,000,000
   Sales Commissions ..............................    0.25%     $   187,500
   Proceeds, before expenses, to us ...............   99.75%     $74,812,500

   This offering will commence on the date the Securities and Exchange Commission declares this registration statement effective and will continue until all of the notes are sold or we suspend or terminate this offering.

   Our officers and employees will sell most of the notes, without compensation, in reliance on Rule 3a4-1 under the Securities Exchange Act of 1934. Carolinas First Investments, Inc. will sell the notes in a few states and assist us in managing the offering. Carolinas First Investments will receive a sales commission of .25% of the principal amount of the notes it sells and a monthly management fee of $6,250. The preceding table includes an estimate of the total amount of the sales commissions and fees Carolinas First Investments will receive over the life of the offering.

   There is no public trading market for these notes. We do not intend to list the notes on any securities exchange or other trading market and do not expect that any active trading market for the notes will develop.

   You should read "Risk Factors" beginning on page 7 for a discussion of risk factors that you should consider before investing in the notes.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed on the adequacy or accuracy of the disclosures in the prospectus. Any representation to the contrary is a criminal offense.

   The notes will not be secured and are not savings deposits or obligations of an insured depository institution and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

                 The date of this prospectus is April  , 2001.

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information or to make any additional representations. We are not offering the notes in any state where the offer is prohibited. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Use of Proceeds..........................................................  10
Description of Notes.....................................................  11
Selected Consolidated Financial Data.....................................  16
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  17
Business.................................................................  24
Management...............................................................  29
Principal and Management Shareholders....................................  30
Market for Common Equity and Related Stockholder Matters.................  30
Transactions with Related Parties........................................  31
Legal Matters............................................................  32
Experts..................................................................  32
Plan of Distribution.....................................................  32
Where You Can Find More Information......................................  33
Index to Financial Statements............................................ F-1

                               PROSPECTUS SUMMARY

   The following summary highlights selected information from this prospectus and may not contain all of the information that is important to you. This prospectus includes a description of the terms of the notes we are offering, as well as information regarding our business and detailed financial data. We encourage you to read the entire prospectus, including the financial statements and related notes, carefully.

                              Thaxton Group, Inc.

   We are a diversified consumer financial services company that:

  .  provides small consumer loans to borrowers with impaired credit;
  . finances the purchase of used automobiles and insurance premiums for borrowers with impaired credit;
  . serves as an independent sales agent for a wide variety of property and casualty, health and life insurance companies; and
  .  provides a limited number of commercial loans.

   In February 1999, we acquired the consumer finance operations of FirstPlus Consumer Finance, Inc., including 144 consumer finance offices in seven states, 47 of which are located in Texas and 31 of which are located in South Carolina. The core business of these offices is to provide small consumer loans, real estate loans and used automobile financing loans to credit impaired borrowers.

   Our executive offices are located at 1524 Pageland Highway, Lancaster, South Carolina 29720, and our telephone number is (888) 842-9866. We currently have a total of 212 finance offices and 14 insurance agency offices located principally in South Carolina, Texas, Mississippi, Georgia and Tennessee.

                                  The Offering

   We are offering up to $75 million of subordinated terms notes due 1, 6, 12, 36 and 60 months and subordinated daily notes. We expect the offering to continue until all $75 million of the notes are sold, but we reserve the right to suspend or terminate the offering at any time. The proceeds of this offering will be used primarily to repay outstanding debt under our credit facilities.

   Interest accrues on the notes at fixed rates based upon the term of each note. The applicable interest rate is fixed at the beginning of the term of the note. Current annual interest rates for the notes are as follows:

             Daily note.........................  6.5%
             1 month note.......................  6.5%
             6 month note....................... 7.25%
             12 month note...................... 7.75%
             36 month note......................  8.0%
             60 month note......................  8.0%

   The actual initial annual interest rates may be more or less than these examples at the time you purchase notes. Also, if you purchase more than $50,000 in aggregate principal amount of notes, you may receive a rate of interest higher than any of the rates shown above. Maximum rates offered are not expected to exceed 10%.

   You may obtain a schedule of the current interest rates for each note at the offices where the notes will be sold. In addition, you may call us at 1-888-842-9866 during normal business hours to obtain the current interest rates for the notes.

                   Summary Consolidated Financial Information

   Our consolidated financial information set forth below should be read in conjunction with our consolidated financial statements and related notes included in the back of this prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                            Year Ended
                           December 31,
                         ------------------
                           1999      2000
                         --------  --------
                            (dollars in
                         thousands except
                             per share
                             amounts)

Income Statement Data:
Net interest income..... $ 41,994  $ 44,653
Provision for credit
 losses.................   11,937    14,658
Net interest income
 after provision for
 credit losses..........   30,057    29,995
Insurance commissions,
 net....................   12,665    16,278
Other income............    2,125     2,989
Operating expenses......   42,301    49,109
Income tax expense
 (benefit)..............    1,258       550
Net income (loss)--
 continuing operations
 .......................    1,288      (397)
Net income (loss) per
 common share--
 continuing operations..     0.09     (0.16)
Balance Sheet Data:
Finance receivables.....  213,170   235,906
Unearned income.........  (42,205)  (46,331)
Allowance for credit
 losses.................  (10,661)  (11,631)
Finance receivables,
 net....................  160,304   177,944
Total assets............  232,639   247,548
Total liabilities.......  222,836   243,789
Shareholders' equity....    9,803     3,759

                        Competitive Weaknesses and Risks

   We discuss in this prospectus, particularly in the "Risk Factors" section, our competitive weaknesses and the numerous uncertainties and contingencies beyond our control that affect our business, including:

  . our dependence on floating-rate debt to finance our fixed-rate receivables, which means that in periods of increasing interest rates, our profitability may decline and our ability to fulfill our obligations under the notes may be impaired;

  . the high credit and operating costs associated with operating in the non-prime consumer credit market; and

  . competition in the non-prime consumer credit market from competitors that have greater resources than we have and who are offering new sources of credit to our customers.

   You should carefully consider the information in the "Risk Factors" section in this prospectus as well as the other information and data included in this prospectus before deciding whether to purchase any of the notes.

                           Summary of Terms of Notes

Subordinated Term Notes Due 1 Month

Minimum Investment      $100

Interest Rate           We will determine periodically the rate of interest
                        payable on 1 month notes. This interest rate will be at
                        least equal to the rate established for the most recent
                        auction average of United States Treasury Bills with a
                        maturity of 13 weeks, but no less than 2% per year and no
                        more than 12% per year. One month term notes bear
                        interest at a fixed rate until maturity.

Interest Payment        Payable at maturity and compounded daily.

Extension Procedure     The procedure for extending 1 month notes is described
                        below under "Extension Procedure for Term Notes."

Additions and           You may adjust the original principal amount of 1month
 Redemptions by Holder  notes without extending the maturity at any time through additional purchases or partial redemptions. You may not,
                        however, reduce the outstanding principal amount below
                        $100. If you present a 1 month note to us, we will record
                        any adjustments to the original principal amount, such as
                        additional purchases or partial redemptions. If you
                        redeem a 1 month note, in whole or in part, prior to
                        maturity, you will forfeit all accrued interest on the
                        redeemed amount, unless we, in our sole discretion, waive
                        the forfeiture in whole or in part. We, in our sole
                        discretion, may require you to give 30 days' prior
                        written notice of a redemption.

Redemption by Thaxton   We may redeem a 1 month note at any time on 15 days
 Group                  notice.

Subordinated Term Notes Due 6, 12, 36 and 60 Months

Minimum Investment      $1,000

Interest Rate           We will determine periodically the rate of interest
                        payable on 6, 12, 36 or 60 month notes. The interest rate
                        will be at least equal to the rate established for the
                        most recent auction average of United States Treasury
                        Bills with a maturity of 52 weeks, but no less than 2%
                        per year and no more than 12% per year. Six, 12, 36 and
                        60 month notes bear interest at a fixed rate until
                        maturity.

Interest Payment        At your option, payable either monthly, quarterly or at
                        maturity and compounded daily.

Extension Procedure     The procedure for extending 6, 12, 36 and 60 month notes
                        is described below under "Extension Procedure for Term
                        Notes."

Redemption by Holder    If you redeem, in whole or in part, prior to maturity,
                        you will charged a penalty equal to the difference
                        between the amount of interest actually accrued since the
                        date of issuance, or most recent extension date, and the
                        amount of interest that would have accrued had the rate
                        of interest been 3% less than the rate currently in
                        effect, unless we, in our sole discretion, waive the
                        forfeiture in whole or in part. We, in our sole
                        discretion, may require you to give 30 days' prior
                        written notice of a redemption.

Redemption by Thaxton   We may redeem 6, 12, 36 and 60 month notes without
 Group                  premium at any time on 30 days notice.

Extension Procedure for   Not later than 15 days prior to the maturity date of a
 Term Notes               term note, we will provide you with an extension notice.
                          The notice will advise you of:
                          . the maturity date of the note;
                          . the principal amount due on maturity;
                          . the amount of accrued interest to the maturity date;
                          . the applicable interest rate upon extension; and
                          . your right to receive, upon request, a copy of this
                           prospectus, as amended or supplemented.

                          1, 6, 12, 36 and 60 month notes will be extended for a new 1, 6, 12, 36 or 60 month term at the then applicable interest rate, unless you notify us in writing on or before the maturity date that you do not wish to extend the term.

                          If you are a resident of Ohio, you must also sign a new application to purchase notes, which we will provide to you along with this prospectus, as amended or supplemented, in order to extend the term of your term note at the then applicable interest rate. If we do not receive a signed application on or before the maturity date, the principal outstanding on your term note, together with all interest accrued through the maturity date, will be paid to you.
Subordinated Daily Notes

Minimum Investment        $50

Interest Rate             We will determine periodically the rate of interest
                          payable on daily notes. The interest rate will be no less
                          than 3% below or 5% above the most recent auction average
                          of United States Treasury Bills with 13 week maturities.
                          The interest rate on daily notes will not be less than 2%
                          per year or more than 12% per year. Daily notes bear
                          interest at a fixed rate as of the date of issuance, but
                          the rate may be adjusted as explained below prior to
                          redemption.

                          We may adjust the interest rate on daily notes on the first day of the month. You will be notified promptly by first class mail of any monthly adjustment in the interest rate.

Interest Payment          Payable upon redemption and compounded daily.

Additions and             You may adjust the original principal amount at any time
 Redemptions by Holder    through additional purchases or partial redemptions. You
                          may not, however, reduce the outstanding principal amount
                          below $50. If you present a daily note to us, we will
                          record any adjustments to the original principal amount,
                          such as additional purchases or partial redemptions. You
                          may redeem daily notes, in whole or in part, at any time,
                          without penalty.

                         Security and Ranking of Notes

The notes:

   . are general, unsecured obligations of Thaxton Group only; and

   . rank subordinate in right of payment to all existing and future senior debt of Thaxton Group.

Our subsidiaries are under no obligation with respect to the notes. At April 4, 2001, Thaxton Group had approximately $164 million of senior debt outstanding. The amount of senior debt outstanding may be increased at any time.

                                  RISK FACTORS

   The purchase of the notes involves a high degree of risk. Before you invest in the notes, you should consider carefully all of the information contained in this prospectus and, in particular, the following risk factors. An investment in the notes should be made only by persons who can afford an investment with a high degree of risk and is suitable only for persons able to sustain the loss of their entire investment.

The payment of principal and interest on these notes is not insured by any governmental or private insurance fund or guaranteed by any of our subsidiaries.

   No governmental or private agency, including the FDIC, insures the notes. In addition, the notes are not guaranteed by any of our subsidiaries. Consequently, an investment in the notes is not insured or guaranteed against loss and the purchaser is dependent solely upon our earnings, our working capital and other sources of funds, including proceeds from the continuing sale of notes and our revolving credit facilities for repayment of principal at maturity and the ongoing payment of interest on the notes.

Because no trading market for the notes exists, and we do not expect one to develop, you may only liquidate your investment by payment from us.

   The notes are non-negotiable which means that the notes are not transferable without our prior consent. All transfers and assignments of the notes may be made only at our offices.

We depend on our debt financing arrangement with FINOVA Capital Corporation to provide capital and liquidity for our business.

   As of April 4, 2001, we had approximately $161.9 of indebtedness outstanding under our debt financing arrangement with FINOVA. We may be unable to successfully continue our business if FINOVA cannot honor its contractual commitments to us, we cannot extend our credit facilities at the completion of our contract with FINOVA, or we cannot find satisfactory replacement debt financing. Additionally, our credit facilities with FINOVA require us to maintain certain financial ratios, and to comply with certain covenants in order to remain in good standing with FINOVA. We are unable to give you assurance that we will be able to comply with the terms of these facilities or be able to extend their commitment terms beyond their maturity dates. In the event we are unable to obtain extensions, our ability to obtain similar financing will depend upon, among other things, our financial condition and results of operations. We cannot guarantee that successor financing will be available when we would need it and on terms similar to those of our credit facilities with FINOVA. To the extent we are unsuccessful in maintaining or replacing our credit facilities, we may be unable to service our other debt, including the notes.

Failure of FINOVA to restructure its capitalization could impair our revenues and profitability and our ability to pay the notes.

   On February 26, 2001, PR Newswire Association, Inc. reported that FINOVA entered into a commitment with Berkshire Hathaway, Inc., Leucadia National Corporation and Berkadia, Inc., a joint venture between Berkshire Hathaway, Inc. and Leucadia National Corporation, pursuant to which Berkadia would lend $6 billion to FINOVA on a senior secured basis to facilitate a reorganization on FINOVA's outstanding debt. In accordance with this commitment, FINOVA voluntarily filed for protection under Chapter 11 of the bankruptcy code on March 7, 2001. On the same day, the bankruptcy court issued an order authorizing FINOVA to continue operating its business in the ordinary course. We cannot assure you that terms of FINOVA's relationship with Berkadia, or an alternative source of financing, will be finalized by the parties or approved by the bankruptcy court.

   Our growth depends to a great extent on our ability to continue to obtain funding from FINOVA. On April 4, 2001, we amended our existing credit arrangement with FINOVA. As part of its reorganization under the bankruptcy code, however, FINOVA may terminate or severely restrict additional funding for our business. As a result, we might not be able to extend additional loans to customers. This would have an adverse effect on our revenues and profitability and our ability to pay the notes. We currently do not have an alternate source of financing comparable to our credit arrangements with FINOVA and may not be able to obtain financing from another source at all or, if obtainable, on terms as favorable as those we now have with FINOVA.

Your notes are subordinate to our senior debt, which may adversely affect our ability to repay your debt.

   In the event that we are unable to pay our debts as they become due or we declare bankruptcy, reorganize or liquidate, we are required to pay all amounts due on our senior debt before we pay any amounts due on the notes. In addition, your right to receive payments on the notes could be adversely affected if we do not receive funds from our subsidiaries. If any of our subsidiaries are unable to provide us with funds or declares bankruptcy, liquidates or reorganizes, we may not be able to meet our payment obligations under the notes when the notes mature.

   Senior debt means all of our debt other than the notes. We may increase or decrease the amount of our senior debt at any time. As of April 4, 2001, we had approximately $164 million of senior debt outstanding. We cannot assure you that we will be able to pay amounts due on the notes if we become insolvent or dissolute, wind up, liquidate or reorganize.

You may lose some or all of the interest accrued on your 1, 6, 12, 36 and 60 month notes if you decide to redeem one of these notes prior to maturity.

   Our 1 month notes accrue interest at an adjustable annual rate and may be redeemed by the holder prior to maturity. If you choose to redeem your 1 month note prior to maturity, you may have to forfeit all interest accrued since the date the note was issued--or, in the case of a renewal or extension of the note, from the date of the most recent renewal or extension. We may waive this requirement in our sole discretion. You may therefore lose some or all of the interest accrued on your 1 month note if you redeem it prior to maturity.

   Similarly, our 6, 12, 36 and 60 month notes accrue interest at an adjustable annual rate and may be redeemed by the holder prior to maturity. If you choose to redeem a 6, 12, 36 and 60 month note prior to maturity, you would be subject to an interest rate penalty. The interest rate penalty would be equal to the difference between the amount of interest accrued on the note since the date of issuance--or, in the case of a renewal or extension, since the date of the most recent renewal or extension--and the amount of interest that would have accrued on the note if the interest rate of the note was 3% less than the rate of interest actually accrued. We may waive this interest rate penalty in our sole discretion. You may therefore lose some or all of the interest accrued on your 6, 12, 36 and 60 month note if you redeem it prior to maturity.

You may be required to give us 30 days written notice before choosing to have your 1, 6, 12, 36 and 60 months redeemed.

   Our 1, 6, 12, 36 and 60 month notes gives us the right to require the holder of a 1, 6, 12, 36 or 60 month note to notify us by first class mail 30 days prior to redemption. If we exercise this right, you may not be able to redeem your note and any accrued interest on the actual maturity date of the note. In addition, unless you reside in Ohio your 1, 6, 12, 36 and 60 month note will be automatically renewed for an additional term if you do not notify us of your intent to redeem a note at least 30 days prior to actual maturity date of the note. If your 1, 6, 12, 36 or 60 month note is automatically renewed for an additional term, you may not be able to redeem your note until the additional term expires without forfeiting interest accrued during the additional term or being subject to an interest penalty.

Increased credit losses will reduce our profitability, and impair our ability to repay the notes.

   The non-prime consumer credit market is comprised of borrowers who are deemed to be relatively high credit risks due to various factors. These factors include, among other things, the manner in which they have handled previous credit, the absence or limited extent of prior credit history, and their limited financial resources. Consequently, our primary assets of non-prime consumer loans and used automobile sales contracts, relative to other assets such as prime consumer loans and retail installment contracts, involve a higher probability of default and greater servicing and collection costs. Our profitability depends upon our ability to properly evaluate the creditworthiness of credit-impaired borrowers, to maintain adequate security for used automobile sales contracts and to efficiently service and collect our portfolio of finance receivables. We are unable to assure purchasers of the notes that the credit performance of our customers will be satisfactory, or that the rate of future defaults and/or losses will not exceed our recent prior experience. Delinquency rates related to consumer lending and automobile financing are significantly influenced by general economic conditions, such as the rate of unemployment. If general economic conditions should worsen in the future, we anticipate that our delinquency rates would likely increase.

Rises in interest rates impair our ability to repay the notes by reducing our profitability.

   We depend on debt with floating interest rates to finance our portfolio of receivables, which earn interest income at fixed interest rates. Higher interest rates may adversely affect our profitability and our ability to service our obligations for the notes. Our finance receivables bear interest at fixed rates, including some which are limited to the maximum rates allowed under applicable law. During periods of rising interest rates, our interest expense generally increases while our interest income remains constant. Thus, net interest rate spreads decrease and our profitability is reduced.

Competition may compel us to reduce interests rates to our customers, which would reduce our profitability.

   The consumer finance business is highly fragmented and competitive. Traditional consumer finance sources, many of whom have generally ignored the non-prime consumer market in the past, are now serving this market. In addition, numerous nontraditional consumer finance sources are serving this market. Many of our competitors or potential competitors have significantly greater resources than we do. Increased competition from these sources or other sources of credit for credit-impaired borrowers in the markets we serve could impair our ability to attract new customers or retain our existing ones. This would have an adverse effect on our revenue and profitability. A reduction in revenue and profitability would weaken our financial position and our ability to service our debt.

James D. Thaxton controls our company.

   James D. Thaxton, Chief Executive Officer, President, and Chairman of the Board of Directors of Thaxton Group, beneficially owns more than 90% of the outstanding shares of the common stock of Thaxton Group. As a result, Mr. Thaxton is able to elect all of its directors, amend its articles of incorporation, effect a merger, sale of assets, or other business acquisition or disposition, and otherwise effectively control the outcome of other matters requiring shareholder approval. Our business and our ability to service our debt, including the notes, could suffer from an unfavorable decision by Mr. Thaxton.

   This prospectus includes "forward looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of language such as "believes," "will likely result," "may," "are expected to," "is anticipated," "estimate," "projected," "intends to" or other similar words. Although we believe that our plans, intentions and expectations reflected in or suggested by any of our forward-looking statements are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this prospectus are discussed under "Risk Factors" and elsewhere in this prospectus.

                                USE OF PROCEEDS

   After payment of expenses of approximately $800,000 incurred over the duration of this offering, we expect to receive total net proceeds of approximately $74,200,000, if all of the notes are sold in this offering. We cannot assure you that we will receive any proceeds from this offering. In addition, we do not expect to have $74,200,000 in net proceeds available at any one time due to, among other factors, the maturities of the notes and the time period over which the offering will be conducted. Any net proceeds available to us from sales of the notes will be used to repay indebtedness outstanding under our credit facilities with FINOVA. The indebtedness under our FINOVA credit facilities bears interest at the prime rate plus 1% under our revolving credit facility and the prime rate plus 2% under our term loan arrangement.

                              DESCRIPTION OF NOTES

   The notes will be issued under an indenture between Thaxton Group and The Bank of New York, as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as in effect on the date of the indenture.

   The following description is a summary of the material provisions of the notes and the indenture. It does not restate the indenture in its entirety. We urge you to read the entire indenture because it, and not this description, defines your rights as holders of the notes. We have filed a copy of the indenture as an exhibit to the registration statement which includes this prospectus.

Brief Description of the Notes

   The notes:

  .  are general, unsecured obligations of Thaxton Group only; and

  . are subordinated in right of payment to all existing and future senior indebtedness of Thaxton Group.

Our subsidiaries have no obligation to pay amounts owned under the notes and have not guaranteed our payment obligations under the notes. As of April 4, 2001, we had approximately $164 million of senior indebtedness outstanding.

Terms of 1 Month Notes

   Additions/Redemptions. Each 1 month note will be issued in the minimum principal amount of $100 and will mature one month after date of issuance unless redeemed or extended. Holders of 1 month notes may adjust the original principal amount, without extending the maturity, at any time by additional purchases or partial redemptions. Partial redemptions may not, however, reduce the outstanding principal amount below $100. Upon presentation of a 1 month note certificate to us, we will, for the holder's convenience, record on the certificate any adjustments to the original principal amount, such as additional purchases or partial redemptions.

   Interest. We will determine, from time to time, the rate of interest payable on 1 month notes. The interest rate will be at least equal to the rate established for the most recent auction average of United States Treasury Bills with a maturity of 13 weeks, but no less than 2% per annum and no more than 12% per annum. The rate of interest at the time of purchase will be the rate of interest payable throughout the original term of the 1 month note. Interest will be payable at maturity and will be compounded daily.

Terms of Subordinated Term Notes Due 6, 12, 36 and 60 Months

   Each 6, 12, 36 or 60 month term note will be issued in the minimum principal amount of $1,000 and will mature 6, 12, 36 or 60 months after date of issuance unless redeemed prior to its maturity date. We will determine, from time to time, the rates of interest payable on the 6, 12, 36 or 60 month term notes. The interest rate will be at least equal to the rate established for the most recent auction average of United States Treasury Bills with a maturity of 52 weeks but no less than 2% and nor more than 12% per annum. The rate of interest at the time of purchase of a particular 6, 12, 36 or 60 month term note will be the rate of interest payable throughout the term of the note. Interest will be payable, at the holder's option, either monthly, quarterly or at maturity and will be compounded daily.

Procedure for Extensions of Notes

   Not later than 15 days prior to the maturity of a term note, we will provide the holder with an extension notice by first-class mail. The extension notice will advise the holder of the maturity date of the note, the principal amount due on maturity, the amount of accrued interest to the maturity date and the applicable interest rate upon an extension of the note. The extension notice will also inform the holder that, upon request, we will promptly furnish the holder with a copy of this prospectus, as amended or supplemented.

   Each 1, 6, 12, 36 or 60-month term note will be extended for successive 1, 6, 12, 36 or 60 month terms, respectively, at the rates of interest then in effect unless, prior to maturity, we receive written notification of the holder's intention to redeem the term note at maturity. Notwithstanding the foregoing, a holder of a note who is a resident of the State of Ohio must sign a new application to purchase notes, which we will provide to the holder along with a copy of this prospectus, as amended or supplemented, in order to extend the term of the note. If we do not receive an executed application on or prior to the maturity date, the principal outstanding on the note, together with all interest accrued through the maturity date, will be paid to the holder. Except for a possible change in the interest rate, all of the terms and conditions applicable to the notes when issued will also apply during each period of extension.

Terms of Daily Notes

   Additions/Redemptions. Daily notes will be issued in the minimum original principal amount of $50. Holders of daily notes may adjust the original principal amount at any time by additional purchases or partial redemptions. Partial redemptions may not, however, reduce the outstanding principal amount below $50. Upon presentation of a daily note certificate to us, we will, for the holder's convenience, record on the certificate any adjustments to the original principal amount, such as additional purchases or partial redemptions.

   Interest. We will determine the interest rate payable on daily notes, which may fluctuate on a monthly basis. Any adjustment to the interest rate will be made on the first day of the month. The fluctuation may reflect adjustments which are either increases or decreases in the rate of interest payable. The interest rate, once adjusted, will be effective as of the first day of each month and shall remain in effect until we make another adjustment. The interest rate will be no less than 3% below nor more than 5% above the rate established for the most recent auction average of United States Treasury Bills with maturities of 13 weeks. Nevertheless, the interest rate will not be less than 2% per annum or more than 12% per annum. Interest will be accrued daily and compounded daily. Holders of daily notes will be notified by first-class mail of any monthly adjustments in the interest rate.

Redemption of Notes at Option of Holder

   1 month notes. The holder of a 1 month note will have the right, at the holder's option, to redeem the 1 month note prior to maturity, in whole or in part. Upon early redemption, the holder will forfeit all accrued interest on the principal amount redeemed unless we, in our sole discretion, elect to pay all or a portion of the interest.

   6, 12, 36 or 60 Month Notes. The holder of a 6, 12, 36, or 60 month term note will have the right, at the holder's option, to redeem the note prior to maturity. If the holder redeems prior to maturity, the holder will forfeit an amount equal to the difference between the amount of interest actually accrued on the 6, 12, 36 or 60 month note since the date of issuance or most recent renewal or extension and the amount of interest that would have accrued on the note had the rate of interest been 3% less than the rate in effect at the date issuance or most recent extension unless we, in our sole discretion, elect to waive all or a portion of the penalty. When necessary, interest penalties will be deducted from the amount redeemed. Holders of 6, 12, 36 or 60 month notes will also have the right to make partial redemptions prior to maturity. A partial redemption may not, however, reduce the principal amount to less than $1,000. The interest rate penalty for each redemption of a 6, 12, 36 or 60 month note will be calculated only upon the principal amount of the redeemed note. Six, 12, 36 or 60 month notes may be redeemed before maturity without interest rate penalty upon the death of any holder or if the holder is determined to be legally incompetent by a court or any other administrative body of competent jurisdiction. We retain the right to require the holder of a 6, 12, 36 or 60 month note to give us 30 days' prior written notice, by first class mail, of a redemption request, which notice shall specify the principal amount of the note to be redeemed and the redemption date.

   Daily Notes. The holder of a daily note will have the right, at the holder's option, to redeem the daily note at any time, in whole or in part, without penalty. If the holder redeems a daily note in full, the holder must surrender the daily note to us. We will fully discharge the obligations under the daily note by payment to the holder of the outstanding principal amount of the daily note, together with any accrued but unpaid interest, as reflected on our books.

   Possible 30 Day Notice Requirement for Redemption by Holders. We may at any time, in our sole discretion, require holders of 1, 6, 12, 36, or 60 month notes to give us 30 days prior written notice, by first class mail, of a redemption request specifying the principal amount of the note to be redeemed and the redemption date. If we elect to impose this requirement, we expect to do so by informing holders of the notes of the requirement personally when they are present in our offices or the offices of our subsidiaries where the notes may be presented for redemption or by appropriate signage in these offices. We may also give this notice by mailing letters to holders of the notes. Interest will continue to accrue if we impose this notice requirement.

General Provisions Applicable to the Notes

   Optional Redemption. Except for the 1 month notes, which are not redeemable by us, we will have the right, at our option, to redeem daily notes and 6, 12, 36, or 60 month notes, in whole or in part, at any time. Interest on the redeemed notes will continue to accrue until the date of redemption and no premium shall be paid on the redeemed notes. We will give the holder at least 30 days' prior written notice by first class mail of each redemption specifying, among other things, the principal amount of the notes to be redeemed and the redemption date. The principal amount of the notes specified in the notice, together with interest accrued and unpaid on those notes to the date of redemption, will become due and payable on the redemption date.

   Subordination. The indebtedness evidenced by the notes is subordinate to the prior payment when due of the principal and interest on all of our senior indebtedness, which includes any debt we have incurred or guaranteed other than:

  . debt owed to one of our subsidiaries for money we borrow from or advanced by a subsidiary; or

  . other debt that by its terms is not superior in right of payment to the notes.

   Upon maturity of any senior indebtedness, payment in full must be made on the senior indebtedness before any payment is made on or in respect of the notes. During the continuance of any default in payment of principal of, or premium, if any, or interest or sinking fund on any senior indebtedness, or any other event of default for senior indebtedness which maturity has been accelerated, we may not make or agree to make any direct or indirect payment on the notes. Upon any distribution of our assets in any dissolution, winding up, liquidation or reorganization, payment of the principal of and interest on the notes will be subordinated to the prior payment in full of all senior indebtedness. The indenture does not limit our ability to increase the amount of senior indebtedness or to incur any additional indebtedness in the future that may affect its ability to make payments under the notes. Our obligation to pay principal or interest on the notes will not be otherwise be affected. The holders of the notes will be subrogated to the rights of the holders of the senior indebtedness to the extent of payments made on senior indebtedness come out of the distributive share of the notes. Because of this subordination, in the event of a distribution of our assets upon insolvency, some of our general creditors may recover more, ratably, than holders of the notes.

   Subordination Related to Corporate Structure. The notes will only be our obligations, and not the obligations of our subsidiaries. We do business through subsidiary corporations. Our rights and the rights of our creditors, including the holders of the notes, to participate in the distribution of the assets of any of our subsidiaries upon liquidation, dissolution or reorganization of a subsidiary will be subject to the prior claims of the subsidiaries' creditors. We may, however, be a creditor with recognized claims against the subsidiary, and these claims may be equal in right of payment to the claims of the subsidiaries' creditors.

   Defaults, Remedies and Limits on Liability. The term "event of default" when used in connection with the notes generally means any one of the following:

  (1) failure to pay interest when due, which failure continues for 30 days, or failure to pay principal of any of the notes when due, whether or not prohibited by the subordination provisions; and

  (2) some events of bankruptcy, insolvency or reorganization involving us or some of our subsidiaries.

   The indenture provides that the trustee will, within 90 days after the occurrence of a default, mail to the holders notice of all uncured defaults known to it. Except in the case of default in the payment of principal of or interest on any of the notes, the trustee will be protected in withholding notice if it in good faith determines that the withholding of notice is in the interest of the holders. The term "default" for this purpose shall only mean the happening of any event of default described above, excluding grace periods.

   If an event of default occurs and is continuing, the trustee or the holders of not less than 25% in aggregate principal amount of any series of the notes then outstanding may declare the principal of and all accrued interest on all of the notes of the series to be due and payable immediately. The trustee will notify us in writing of this declaration, and, if the holders of the notes desire to make this declaration, they must also notify the trustee in writing of the declaration of acceleration. The holders of a majority in principal amount of the series of notes may rescind the declaration if:

  . We have paid or deposited with the trustee a sum sufficient to pay all overdue interest on the series of notes and principal of any notes which have become due except as the result of the declaration of acceleration; and

  .  all existing events of default have been cured or waived.

   Upon the occurrence of conditions specified in the indenture, the holders of a majority in principal amount of a series of notes may waive all defaults, except uncured defaults in payment of principal of or interest on the notes or uncured defaults under a provision which cannot be modified under the terms of the indenture without the consent of each holder affected. The indenture requires us to file periodic reports with the trustee as to the absence of defaults.

   None of our directors, officers, employees or shareholders will have any liability for our obligations under the notes or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder by accepting a security waives and releases all of this liability. The waiver and release are part of the consideration for the issuance of the notes.

   Our charter and bylaws contain no specific provision for indemnification of our directors, officers or controlling persons against liability under the Securities Act of 1933. Our bylaws provide, however, for indemnification of our officers and directors against liabilities and reasonable expenses incurred in connection with any action, suit or proceeding to which the person may be a party because he is or was a director or officer of Thaxton Group or serving in a similar capacity at our request for another entity, to the fullest extent permitted by law.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to our bylaws, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

   In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with the notes being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

   Consolidation, Merger, Conveyance, Transfer or Lease. We may not consolidate with, merge into, or transfer or lease substantially all of our assets to, any other corporation other than a subsidiary, unless the successor corporation assumes all of our obligations under the indenture and the notes. To effectuate these types of transactions, other conditions are required to be met as well. Thereafter all of the obligations under the indenture will terminate and the successor corporation formed by a consolidation or into which we merge or to which a transfer or lease is made will succeed to all of our rights and powers under the indenture.

   Notes Non-Negotiable. The notes are non-negotiable and no rights of ownership may be transferred by mere endorsement and delivery of the notes to a purchaser. All transfers and assignments of notes may be made only at our offices, upon presentation of the security and recordation of the transfer or assignment in our books. The notes are not transferable to any person who is a resident of a state where the offering of the notes has not been registered under applicable state securities laws, unless an exemption from registration is available.

   Modification of the Indenture. The indenture contains provisions permitting us and the trustee, without the consent of any holder,

  . to supplement or amend the indenture under specified circumstances, including to cure any ambiguity;

  .  to correct or supplement any other provision in the indenture;

  .  to evidence the succession of a successor us or the trustee;

  . to add to our covenants for the benefit of the holders or additional events of default;

  .  to secure the notes; or

  . to add any other provisions with respect to matters or questions arising under the indenture which we and the trustee deem necessary or desirable and which do not adversely affect the interests of the holders.

Otherwise, our rights and obligations and the rights of the holders may be modified by us and the trustee only with the consent of the holders of a majority in principal amount of each series of notes then outstanding. No reduction in the principal of or the interest rate on the notes or in the percentage of holders required for modification of the indenture and no extension of the maturity of any notes or in the time of payment of interest will be effective against any holder without his or her consent.

   Thaxton Group as Paying Agent. We will make all principal and interest payments to the holders, and we will provide notice of the payment to the trustee.

   Satisfaction and Discharge of Indenture. The indenture will be discharged and canceled upon payment of all the notes or upon deposit with the trustee of funds sufficient for the payment or redemption of the notes, within not more than one year prior to the maturity of all of the notes.

   The Trustee. The trustee is The Bank of New York, a New York banking corporation, whose principal corporate trust office is in New York City. Notice to the trustee should be directed to The Bank of New York, Towermarc Plaza, 10161 Centurion Parkway, Jacksonville, Florida 32256, Attention: Assistant Treasurer.

   The holders of a majority in principal amount of all outstanding series of notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, provided that this direction:

  .  would not conflict with any rule of law or with the indenture;

  .  would not be prejudicial to the rights of another holder; and

  .  would not subject the trustee to personal liability.

   The indenture provides that in case an uncured event of default should occur and be known to the trustee, the trustee will be required to use the degree of care of a prudent man in the conduct of its own affairs in the exercise of its power. Subject to using this standard, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders unless they shall have offered to the trustee security and indemnity satisfactory to it.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following table presents selected consolidated financial information for each of the two fiscal years in the period ended December 31, 2000, which should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   The selected consolidated financial information for the fiscal years ended December 31, 2000 and 1999 has been derived from our consolidated financial statements, which were audited by Cherry, Bekaert & Holland, LLP, independent auditors.

                                                                Year Ended
                                                               December 31,
                                                              ----------------
                                                               1999     2000
                                                              -------  -------
                                                                (Dollars in
                                                                thousands,
                                                                except per
                                                              share  amounts)
Income Statement Data:

Interest and fee income...................................... $59,140  $65,614
Interest expense.............................................  17,146   20,961
                                                              -------  -------
Net interest income..........................................  41,994   44,653
Provision for credit losses..................................  11,938   14,658
                                                              -------  -------
Net interest income after provision for credit losses........  30,056   29,995
Insurance commissions, net...................................  12,665   16,278
Other income.................................................   2,125    2,989
Operating expenses...........................................  42,300   49,109
Income tax expense (benefit).................................   1,258      550
                                                              -------  -------
Income (loss) from continuing operations.....................   1,288     (397)
Discontinued operations net loss.............................  (1,643)  (3,415)
Net income (loss)............................................ $  (355) $(3,812)
                                                              =======  =======
Net Income (loss) per common share...........................   (0.16)   (0.65)
Average common shares outstanding............................   6,494    6,975

                                                            At Year Ended
                                                            December 31,
                                                       ------------------------
                                                          1999         2000
                                                       -----------  -----------
                                                       (Dollars in thousands)
Balance Sheet Data:

Finance receivables................................... $   213,170     $235,906
Unearned income(1)....................................     (42,205)     (46,331)
Allowance for credit losses...........................     (10,661)     (11,631)
Finance receivables, net..............................     160,304      177,944
Total assets..........................................     232,639      247,548
Total liabilities.....................................     222,836      243,789
Shareholders' equity..................................       9,803        3,759

-------
(1) Includes unearned finance charges, dealer reserves on used automobile sales contracts, net deferred loan costs, and discounts on bulk purchases. Dealer reserves and discounts on bulk purchases totaled $704,657, and $858,176 at December 31, 1999, and 2000, respectively.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

Historical Development, Growth And Trends

   We are a diversified consumer financial services company engaged in the origination and servicing of loans made to credit-impaired borrowers, used automobile lending through the purchase and servicing of used automobile sales contracts, insurance premium finance lending through the purchase of insurance premium finance contracts, selling insurance products on an agency basis, and the factoring of accounts receivable and the origination and servicing of small commercial loans to small and medium sized businesses. We were organized in 1985.

   Recent Expansion Activities. We expanded our business significantly in 1998, 1999, and 2000, principally through acquisitions.

   1998 Acquisitions. Our business expanded in 1998 with the addition of our commercial finance business and with the growth of our consumer finance and mortgage brokerage businesses. A wholly-owned subsidiary, Thaxton Commercial Lending, Inc., began our commercial finance business, which consists of making factoring and secured commercial loans to small and medium-sized businesses. We also increased the size of our consumer finance business in 1998 with the opening of consumer finance offices in Charlotte, North Carolina, Beaufort, South Carolina and the acquisition of Budget Financial Service, Inc.'s consumer finance offices in Amory and Aberdeen, Mississippi and in Vernon and Hamilton, Alabama. We also expanded into two lines of business which have been subsequently discontinued. In 1998, Thaxton Insurance acquired twenty-two non-standard insurance agency offices located in three southwestern states-- Arizona, Nevada, and New Mexico. Also, we acquired Paragon, Inc. in November 1998. Paragon, Inc. was a mortgage banking company engaged in the origination, funding, and whole loan sale of primarily "B" and "C" credit quality residential mortgages.

   1999 Acquisition of FirstPlus Consumer Finance offices. In February 1999, we acquired 144 consumer finance offices formerly owned by FirstPlus Consumer Finance, Inc. Originally, these offices were owned and operated by Thaxton Investment Corporation. Thaxton Investment was formed for the purpose of acquiring the FirstPlus Consumer Finance offices, and was wholly owned by James
D. Thaxton, who is our controlling shareholder, chairman, and chief executive officer. On November 8th, Thaxton Investment was merged into us under the terms of the Plan of Share Exchange Agreement dated as of September 30, 1999 among Thaxton Group, Thaxton Investment, Thaxton Operating Company, and Mr. James D. Thaxton. Mr. Thaxton, the sole shareholder of Thaxton Investment, transferred all of his shares of common stock of Thaxton Investment to us in exchange for 3,223,000 shares of our common stock. At the time of the merger, our management estimated that the aggregate fair market value of the common stock issued to Mr. Thaxton at approximately $30,000,000. Because we had been under common ownership and control with Thaxton Investment since February 1999, our acquisition of Thaxton Investment was accounted for at historical cost in a manner similar to pooling of interests accounting.

   2000 Acquisition of Quick Credit. On August 18, 2000, we acquired all of the stock of Quick Credit Corporation, a consumer finance company with 25 branch offices located in South Carolina. The purchase price was $12.75 million in cash. This acquisition was accounted for as a purchase and resulted in goodwill of approximately $4.0 million, which is being amortized over 15 years. We amortize goodwill related to our business acquisitions over estimated useful lives which vary relative to the size, scope, and anticipated economic benefit of that acquisition. Generally, the more substantial the business unit acquired, the longer the perceived economic benefit and amortization period of any related goodwill. With respect to Quick Credit, we purchased a functioning business unit of twenty-five consumer finance offices with a history of profitable operations. As such, fifteen years was deemed to be an appropriate amortization period for the intangible assets, the entire balance of which was allocated to goodwill.

   Discontinued Operations. We discontinued the operations of two of our businesses in 2000.

   Thaxton RBE. On March 1, 2000, we transferred all of the assets and liabilities of 32 insurance agency operations to a newly formed subsidiary, Thaxton RBE, Inc. The purpose of the transfer was to place the insurance operations in a separate entity to facilitate raising capital to fund the specialized non-standard automobile insurance business of Thaxton RBE. Immediately after the transfer, Thaxton Life Partners, Inc. acquired 90% of the equity of Thaxton RBE for $2 million. Thaxton Life Partners, Inc., is owned by James D. Thaxton, C.L. Thaxton, Sr., one of our directors, and other Thaxton family members.

   During the third quarter of 2000, we decided to dispose of our remaining interest and investment in Thaxton RBE as soon as suitable financing for Thaxton RBE could be obtained. On August 31, 2000, Thaxton Life Partners arranged independent financing for Thaxton RBE, purchased our remaining 10% interest in Thaxton RBE and all amounts owed to us by Thaxton RBE were paid in full. We recorded a loss, net of income tax benefit, from operations of Thaxton RBE of $1,542,409 for the year ended December 31, 1999 and $374,683 for the year ended December 31, 2000. For additional information about the effects of the discontinued operations, see Note 13 to our consolidated financial statements for the years ended December 31, 1999 and 2000.

   Paragon. In December 2000, our board of directors adopted a plan to discontinue the operations of the mortgage banking business conducted by Paragon, Inc. Paragon ceased operations in December of 2000, and its assets have either been sold or are being held for ultimate sale or disposal. We recorded a loss, net of income tax benefit, from the operations of Paragon of $100,355 for the year ended December 31, 1999 and $3,040,226 for the year ended December 31, 2000. For additional information about the effects of the discontinued operations, see Note 13 to our consolidated financial statements for the years ended December 31, 1999 and 2000.

   The following table sets forth certain information with regard to growth our finance receivable portfolio.

                                                       Year Ended December 31,
                                                       ------------------------
                                                          2000         1999
                                                       -----------  -----------
USED AUTOMOBILE SALES CONTRACTS
  Total balance at year end, net (1).................. $25,392,262  $26,870,193
  Average account balance at year end.................       3,080        3,352
  Interest and fee income for the year................   7,244,212    7,928,282
  Average interest rate earned........................       28.53%       25.32%
  Number of accounts at year end......................       8,243        8,017

DIRECT LOANS
  Total balance at year end, net (1).................. 141,259,621  121,963,490
  Average account balance at year end.................         706          680
  Interest and fee income for the year................  51,186,088   38,227,767
  Average interest rate earned........................       37.71%       35.50%
  Number of accounts at year end......................     192,259      171,028

PREMIUM FINANCE CONTRACTS
  Total balance at year end, net (1)..................   7,355,818    8,029,703
  Average account balance at year end.................         511          548
  Interest and fee income for the year................   2,189,958    1,691,469
  Average interest rate earned........................       28.22%       25.65%
  Number of accounts at year end......................      14,395       14,649

COMMERCIAL LOANS
  Total balance at year end, net (1)..................   3,935,945    3,440,166
  Average account balance at year end.................      93,486      113,748
  Interest and fee income for the year................   1,060,693      632,636
  Average interest rate earned........................       29.06%       25.04%
  Number of accounts at year end......................          41           30

--------
(1) Finance receivable balances are presented net of unearned finance charges, dealer reserves on Automobile Sales Contracts and discounts on bulk purchases ("Net Finance Receivables").

   We believe the best opportunities for continued growth in our Used Automobile Sales Contract and Direct Loan portfolios lie in the opening or acquisition of new finance offices in small to medium-sized markets in the states where we presently operate and contiguous states that we believe to be under served by our competitors. We added six additional offices in 1998 (two offices were opened, and four were added through acquisition), and acquired 144 offices via a purchase in 1999, and 25 offices via a purchase in 2000. While there are certain risks associated with such expansion, we believe that our ability to identify and retain finance office management personnel having established relationships with local independent dealers, our expertise in extending and servicing credit to Non-prime Borrowers, and other factors will enable us to manage anticipated growth in our finance office network and in our Used Automobile Sales Contract and Direct Loan portfolios. We periodically may make bulk purchases of Used Automobile Sales Contracts if such purchases are deemed beneficial to our competitive position and portfolio mix and will seek opportunities to expand our network of insurance offices primarily through the acquisition of independent insurance agencies.

Net Interest Margin

   The principal component of our profitability is our net interest spread, which is the difference between interest earned on finance receivables and interest expense paid on borrowed funds. Statutes in some states regulate the interest rates that we may charge our borrowers while interest rates in other states are unregulated and, consequently, competitive market conditions establish these rates. Significant differences exist in the interest rates earned on the various components of our finance receivable portfolio. The interest rate earned on used automobile sales contracts generally is lower than the interest rates earned on direct consumer loans due to competition from other lenders, superior collateral, and longer terms. The interest rates earned on premium finance contracts are state regulated and vary based on the type of underlying insurance and the term of the contract.

   Unlike our interest income, our interest expenses are sensitive to general market fluctuations in interest rates. The interest rates paid to our primary lender, FINOVA, are based upon a published prime rate plus set percentages. Thus, general market fluctuations in interest rates directly impact our cost of funds. Our general inability to increase the interest rates earned on finance receivables may impair our ability to adjust to increases in the cost of funds resulting from changes in market conditions. Accordingly, increases in market interest rates generally will narrow our interest rate spread and lower our profitability, while decreases in market interest rates generally will widen our interest rates spreads and increase profitability.

   The following table presents important data relating to our net interest margin for the years ended December 31, 2000 and 1999.

                                                         2000          1999
                                                     ------------  ------------
   Average Net Finance Receivables (1).............. $169,390,119  $162,784,651
   Average notes payable (1)........................  200,221,483   191,663,621
   Interest and fee income (2)......................   65,614,280    59,140,308
   Interest expense (3).............................   20,124,545    17,146,411
                                                     ------------  ------------
   Net interest income..............................   45,489,735    41,993,897
   Average interest rate earned (1).................        38.74%        36.33%
   Average interest rate paid (1)...................        10.05%         8.95%
                                                     ------------  ------------
   Net interest rate spread.........................        28.69%        27.38%
   Net interest margin (4)..........................        26.86%        25.80%

--------
(1) Averages are computed using month-end balances during the year presented
(2) Excludes interest and fee income earned by Thaxton Insurance.
(3) Excludes interest expense paid on Thaxton Insurance related debt.
(4) Net interest margin represents net interest income divided by average Net Finance Receivables.

Results Of Operations

   COMPARISON OF 2000 TO 1999. Finance receivables at December 31, 2000 were $177,944,000 versus $160,304,000 at December 31, 1999, an 11% increase. This was due in part to the acquisition of QuickCredit in August of 2000 along with growth in our portfolio.

   Unearned interest at December 31, 2000 was $39,659,000 versus $38,034,000 at December 31, 1999, a 4% increase.

   The allowance for credit losses increased to $11,631,000 at December 31, 2000 versus $10,661,000 at December 31, 1999, a 9% increase. Credit losses increased to $16,052,000 for 2000 versus $13,461,000 for 1999, an increase of 19%.

   Interest and fee income for the twelve months ended December 31, 2000 was $65,614,000 compared to $59,140,000 for the twelve months ended December 31, 1999, a 10.9% increase. This increased because of an increase in receivables due to the acquisition of Quick Credit and growth of the portfolio. Interest expense also increased to $20,961,000 for the twelve months ended December 31, 2000 versus $17,146,000 for the comparable period of 1999, an increase of 22.2%. This is due to an increase in notes payable along with an increase in interest rates.

   Provision for credit losses increased significantly between years, from $11,938,000 in 1999 to $14,658,000 in 2000, or a 23% increase. This is due to growth in the portfolio and the addition of Quick Credit.

   Insurance premiums and commissions net of insurance cost increased to $16,278,000 for the twelve months ended December 31, 2000 from $12,665,000 for the comparable period of 1999, a 28.0% increase. This was primarily due to increased sales of insurance products to borrowers, brought about by management emphasis on this product line, and increased revenue and insurance commissions from the Thaxton Insurance agency offices. Other income increased from $2,125,000 for the twelve months ended December 31, 1999 to $2,989,000 for the comparable period of 2000.

   Total operating expenses increased from $42,301,000 for the twelve months ended December 31, 1999 to $49,109,000 for the comparable period of 2000, a 16% increase. This was due to a full year of expense in 2000 opposed to 11 months of the Thaxton Investment Corporation expense, along with the addition of Quick Credit and normal growth.

   For the twelve months ended December 31, 2000, The Company generated a pretax profit from continuing operations of $153,360, and a net loss of $3,811,549 as compared to pretax income from continuing operations of $2,545,272 and a net loss of $355,190 for the comparable period of 1999.

   Stockholders' equity decreased from $9,803,000 at December 31, 1999 to $3,759,000 at December 31, 2000 as a result of the Company's loss, repurchase of $1.5 million in preferred stock in connection with the TLP purchase of RBE, and payment of $700,000 in preferred dividends.

Credit Loss Experience

   Provisions for credit losses are charged to income in amounts sufficient to maintain this allowance at a level considered adequate to cover the probable losses inherent in our existing finance receivable portfolio as of December 31, 2000. Credit loss experience, contractual delinquency of finance receivables, the value of underlying collateral, and management's judgment are factors used in assessing the overall adequacy of the allowance and resulting provision for credit losses. Our reserve methodology is designed to provide an allowance for credit losses that, at any point in time, is adequate to absorb the charge-offs expected to be generated by the finance receivable portfolio, based on events or losses that have occurred or are known to be inherent in the portfolio. The model utilizes historical charge-off data to predict the charge-offs likely to be generated in the future by the existing finance receivable portfolio. The model takes into consideration overall loss levels, as well as losses by originating office and by type, and develops historical loss factors which are applied to the current portfolio. In addition, changes in dealer and bulk purchase reserves are reviewed for each individual dealer and bulk purchase, and additional reserves are established for any dealer or bulk purchase if coverage is deemed to have declined below adequate levels. Our charge-off policy is based on an account by account review of delinquent receivables. Losses on finance receivables secured by automobiles are recognized at the time the collateral is repossessed. Other finance receivables are charged off when they become contractually past due 180 days, unless extenuating circumstances exist leading management to believe such finance receivables will be collectible. Finance receivables may be charged off prior to the normal charge-off period if management deems them to be uncollectible.

   Under our dealer reserve arrangements, when a dealer assigns a used automobile sales contract to us, we withhold a certain percentage of the principal amount of the contract, usually between five and ten percent. The amounts withheld from a particular dealer are recorded in a specific reserve account. Any losses incurred on used automobile sales contracts purchased from that dealer are charged against its specific reserve account. If at any time the balance of a dealer's specific reserve account exceeds the amount derived by applying the withheld percentage to the total amount of principal and interest due under all outstanding used automobile sales contracts purchased from the dealer, the dealer is entitled to receive distributions from the specific reserve account in an amount equal to the excess. If we continue to purchase used automobile sales contracts from a dealer, distributions of excess dealer reserves generally are paid quarterly. If we do not continue to purchase used automobile sales contracts from a dealer, distributions of excess dealer reserves are not paid out until all used automobile sales contracts originated by that dealer have been paid in full. The aggregate balance of all specific reserve accounts, including unpaid excess dealer reserves, are reflected in the balance sheet as a reduction of finance receivables. Our allowance for credit losses is charged only to the extent that the loss on a used automobile sales contract exceeds the originating dealer's specific reserve account at the time of the loss.

   We periodically purchase used automobile sales contracts in bulk. In a bulk purchase arrangement, we typically purchase a portfolio of used automobile sales contracts from a dealer at a discount to par upon our management's review and assessment of the portfolio. This discount is maintained in a separate account against which losses on the bulk portfolio purchased are charged. To the extent losses experienced are less than the discount, the remaining discount is accreted into income.

   The following table sets forth our allowance for credit losses and credit loss experience at or over the periods presented.

                                                         2000          1999
                                                     ------------  ------------
Net finance receivables (1)........................  $185,638,256  $167,524,725
Allowance for credit losses........................    11,630,555    10,661,339
Allowance for credit losses as a percentage of net
 finance receivables (1)...........................          6.27%         6.36%
Dealer reserves and discounts on bulk purchases....       858,176       704,657
Dealer reserves and discounts on bulk purchases as
 percentage of Net Automobile Sales Contracts at
 period end........................................          3.38%         2.62%
Allowance for credit losses and dealer reserves and
 discount on bulk purchases (2)....................    12,488,731    11,365,996
Allowance for credit losses and dealer reserves as
 a percentage of finance receivables...............          6.73%         6.78%
Provision for credit losses........................    14,657,930    11,937,679
Charge-offs (net of recoveries)....................    14,526,731    12,263,478
Charge-offs (net of recoveries) as a percentage of
 average net finance receivables (3)...............          7.83%         7.32%

--------
(1) Net finance receivable balances are presented net of unearned finance charges, net unearned insurance premiums, dealer holdbacks and bulk purchase discounts, deferred loan costs, and exclude mortgage warehoused loans and commercial finance receivables.
(2) Excludes valuation discount for acquired loans
(3) Average net receivables computed using month end balances

   The following table sets forth certain information concerning our premium finance contracts at the end of the periods indicated:

                                                            At December 31,
                                                          ---------------------
                                                             2000       1999
                                                          ----------  ---------
Premium finance contracts contractually past due 60 days
 or more(1).............................................  $1,001,108  $ 499,801
Premium finance contracts outstanding(1)................   7,355,818  8,029,703
Premium finance contracts contractually past due 60 days
 or more as a percentage of premium finance contracts...       13.61%      6.22%

--------
(1) Finance receivable balances are presented net of unearned finance charges.

Liquidity And Capital Resources

   We generally finance our operations through cash flow from operations and borrowings under revolving credit facilities with FINOVA Capital Corporation ("FINOVA") and the sale of subordinated notes.

   Our credit facility with FINOVA, as amended on April 4, 2001, comprises a term loan of $23.8 million, and a revolving credit line used to finance consumer receivables. Maximum borrowings under the revolving credit line are limited to the lesser of $157 million, or 85% of eligible consumer finance receivables as defined by the agreement.

   Advances under the term loan accrue interest at the prime rate + 2%; advances under the revolving credit line accrue interest at the prime rate + 1%. The prime rate is the prime rate published by Citibank, N.A., or other money center bank as FINOVA may select. The credit facility matures in 2004. The interest rates are adjusted monthly to reflect fluctuations in the designated prime rate. Accrued interest on borrowings is payable monthly. Under this facility, principal is due in full on the maturity date and can be prepaid without penalty. Substantially all of our and our subsidiaries' assets secure this revolving credit facility, which require us to comply with restrictive covenants, including financial condition covenants.

   As of April 4, 2001, the first day of the revised facility, $23,850,000 was outstanding on our term loan. This loan amortizes with twenty-three equal monthly principal and interest payments of $600,000, with the remaining principal balance due one month thereafter.

   As of April 4, 2001, $138.0 million was outstanding under our revolving credit line. An additional $14.3 million was available under the terms of this agreement to borrow against existing collateral., with $19.0 million of total potential capacity available for borrowing against qualified finance receivables generated in future periods. As of April 4, 2001, the interest rates for borrowings were 9% for the revolving credit line, and 10% for the term loan.

   FINOVA has filed for Chapter 11 protection under the US Bankruptcy laws. Currently, a plan is before the bankruptcy trustee which provides for the orderly takeover of control of the company by a joint venture company owned by Berkshire Hathaway Inc., and Leucadia National Corporation. As noted above, our lending facility has just been amended, and our contract expiration date of 2004 been re-confirmed. All indications are that the plan will be accepted, and an orderly transition of ownership will be in place.

   Beginning in March 1998, we registered under the Securities Act of 1933, as amended, a continuous offering of up to $50 million of subordinated notes which are sold primarily to individual investors in South Carolina, Ohio, and North Carolina. The maturities of the notes range from a daily (or demand) note to a sixty month note. Interest rates vary in accordance with the fixed rates offered by us from time to time. The notes are currently offered at rates ranging from 6.5% to 7.75%. As of February 28, 2001, approximately $55.8 million of notes were outstanding, all of which were issued under this federal registration or under predecessor intra-state offerings of subordinated notes. The net proceeds from the sale of these notes are used to temporarily reduce the borrowings under our credit facilities with FINOVA.

   In connection with the FirstPlus acquisition, we assumed $2.2 million of subordinated notes issued by Voyager Insurance Co. In November 1999, those notes were cancelled and re-issued in our name. The note agreement contained an interest coverage ratio restrictive covenant, which we did not meet at December 2000. We are confident that we have adequate availability under our primary credit facility to borrow adequate funds to liquidate this note, if required.

   Management believes that the maximum borrowings available under our credit facilities with FINOVA, the net proceeds from the continued sale of subordinated notes, together with cash expected to be generated from operations, will provide the resources necessary to fund our liquidity and capital needs through 2001.

   Cash flows from financing activities during the years ended December 31, 2000 and 1999 were as follows:

                                                         2000         1999
                                                      -----------  -----------
Cash flows from financing activities:
  Notes payable to affiliates........................ $  (491,072) $  (287,918)
  Repurchase of common stock.........................      (7,735)  (1,328,591)
  Dividends paid.....................................    (723,886)    (734,012)
  Net increase in notes payable......................  25,936,592   51,757,792
  Proceeds from sale of Thaxton RBE stock by Thaxton
   RBE...............................................   2,000,000           --
  Repurchase of preferred stock......................  (1,500,000)    (708,500)
                                                      -----------  -----------
Net cash provided by financing activities............  25,213,899   48,698,771
                                                      -----------  -----------

Impact Of Inflation And General Economic Conditions

   Although we do not believe that inflation directly has a material adverse effect on our financial condition or results of operations, increases in the inflation rate generally are associated with increased interest rates. Because we borrow funds on a floating rate basis and generally extend credit at fixed interest rates, increased interest rates would increase our cost of funds and could materially impair our profitability. We intend to explore opportunities to fix or cap the interest rates on all or a portion of its borrowings. We can , however, give no assurance that fixed rate or capped rate financing will be available on terms acceptable to us. Inflation also may affect our operating expenses. Other general economic conditions in the United States could affect our business, including economic factors affecting the ability of our customers or prospective customers to purchase used automobiles and to obtain and repay loans.

Accounting Matters

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). This statement addresses the accounting for derivative instruments, including certain derivative instruments imbedded in other contracts, and hedging activities. SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company intends to adopt SFAS No. 133 effective January 1, 2001. We do not anticipate the adoption of the provisions of SFAS No. 133 will have a material impact on our financial position and results of operations.

   SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, was issued in September 2000 and supersedes SFAS No. 125. SFAS No. 140 establishes accounting and reporting requirements for the transfers and servicing of financial assets and the extinguishments of liabilities. The provisions of SFAS No. 140 are effective for transfers of financial assets occurring after March 31, 2001, applied prospectively. The Company expects that adopting the provisions of this statement will not have a material impact on the consolidated financial statements of the Company.

                                    BUSINESS

   We are a diversified consumer financial services company engaged in the origination and servicing of loans made to credit-impaired borrowers, used automobile lending through the purchase and servicing of used automobile sales contracts, insurance premium finance lending through the purchase of insurance premium finance contracts, selling insurance products on an agency basis, and the factoring of accounts receivable and the origination and servicing of small commercial loans to small and medium sized businesses. We were organized in 1985.

   Direct Consumer Lending. Making small loans to borrowers with impaired credit is our largest line of business comprising approximately 78% of our total revenues in 2000. Direct loans are relied upon by credit-impaired borrowers to meet short-term cash needs, finance purchases of consumer goods or refinance existing indebtedness. Almost all of our direct loans are unsecured. Only about 10% of these loans are secured, typically by first or second liens on real property. The usual term of a direct loan is 15 months. Interest rates on direct loans vary based on a number of factors, the most important of which is the extent to which the borrower's state of residence regulates interest rates. Some states in which we operate permit consumer lenders to simply post a maximum rate of interest in filings with regulatory authorities. In these states we typically post a maximum annual interest rate of 69%. Other states where we have offices impose specific maximum annual interest rates on direct loans that range from 10% to 36%. Other factors that we consider in setting the interest rate on a particular direct loan are the credit profile of the borrower, the type and value of any collateral and competitive market conditions.

   Each applicant for a direct loan must pass a thorough credit review. This review is conducted by the manager or personnel under his or her supervision in the office where the application is taken. This review generally takes into account the borrower's credit history, ability to pay, stability of residence, employment history, income, discretionary income, debt service ratio, and the value of any collateral. We use an industry standard application analysis score sheet to compile information on the factors described above. If a direct loan is to be secured by real estate, we obtain an appraisal of the property, obtain a title opinion from an attorney and verify filing of a mortgage or deed of trust before disbursing funds to the borrower. A senior officer must approve any direct loan to be secured by real estate. The principal competitive factors for these types of loans are the interest rate charged and customer service.

   In connection with making direct consumer loans, we also offer, as agent, credit life and credit accident and health insurance. Instead of filing financing statements to perfect our security interest in the collateral on all direct consumer loans secured by personal property other than an automobile, we purchase non-filing insurance from an unaffiliated insurer. On these loans we charge an amount approximately equal to the filing fees that we would have charged to the customer if we had filed financing statements to perfect our security interest. This amount is typically included in the amount of the loan. We use this amount to pay premiums for non-filing insurance against losses resulting from failure to file. Under our non-filing insurance arrangements, approximately 90% of the premiums paid are refunded to us on a quarterly basis and are netted against charge-offs for the period.

   Used Automobile Sales Finance. Another line of business for us is the financing of used automobile purchases, which comprised approximately 13% of our total revenues in 2000. We purchase sales contracts from independent automobile dealers who have been approved by the manager of an individual finance office or a regional supervisor. Office managers and regional supervisors periodically evaluate independent dealers in their market areas to ensure that we purchase sales contracts only from reputable dealers carrying an inventory of quality used automobiles. We enter into a non-exclusive agreement with each dealer which sets forth the terms and conditions on which we will purchase sales contracts. The dealer agreement generally provides that sales contracts are sold to us without recourse to the dealer with respect to the credit risk of the borrower. If the dealer breaches the terms of the agreement or a customer withholds payment because of a dispute with the dealer regarding the quality of the automobile purchased, the dealer typically is obligated to repurchase the sales contract on our demand for its net unpaid balance. If the purchaser of the automobile recovers any amount from us as a result of a claim against the dealer, the dealer agreement provides that the dealer will reimburse us for any amount paid the customer and for any costs we incur as a result of the claim.

   The dealer agreement allows us to withhold a specified percentage of the principal amount of each sales contract purchased. This dealer reserve arrangement is designed to protect us from credit losses on sales contracts. These dealer reserves, which range from five to 10% of the net amount of each sales contract, are negotiated on a dealer-by-dealer basis and are subject to change based upon the collection history on sales contracts we have purchased from the dealer.

   In purchasing used automobile sales contracts, underwriting standards are used that take into account principally the degree of a proposed buyer's creditworthiness and the market value of the vehicle being financed. The office manager, or other office personnel under the manager's supervision, conducts the credit evaluation review. This review generally takes into account similar factors as for our review of direct consumer loans. We generally do not finance more than 100% of the average trade-in value of the automobile as listed in the current edition of the National Association of Automobile Dealers Official Used Car Guide.

   From time to time we purchase used automobile sales contracts in bulk from dealers who have originated and accumulated contracts over a period of time. By doing so, we are able to a obtain large volumes of sales contracts in a cost-effective manner. For bulk purchases, our underwriting standards take into account principally the borrowers' payment history and the collateral value of the automobiles financed. These purchases are typically made at discounts ranging from 25% to 50% of the financed portion of the contract. Generally no dealer reserve arrangements are established with bulk purchases. In connection with bulk purchases, we review all credit evaluation information collected by the dealer and the servicing and collection history of the sales contracts.

   We compete with others in used car financing primarily based on the price paid for used automobile sales contracts, which is a function of the amount of the dealer reserve, and the reliability of service to participating dealers. We generally do not compete based on the same type of used automobile to be financed because our competition concentrates their financing activities on late-model used automobiles purchased from franchised dealers rather than older-model used automobiles purchased from independent dealers, which is the target market of our used automobile sales financing activities. The size of our average used automobile sales contract is considerably smaller than that of many other companies engaged in purchasing used automobile sales contracts. We believe this is due in large part to the fact that most of our competitors are seeking to do business primarily with franchised dealers selling late-model, lower mileage used automobiles, coming off leases or which were rental cars, for significantly higher prices than the prices for automobiles offered for sale by the independent dealers with whom we have relationships. The independent dealers from whom we purchase used automobile sales contracts typically sell automobiles that tend to be somewhat older, higher mileage vehicles. Because the costs of servicing and collecting a portfolio of finance receivables increase with the number of accounts included in the portfolio, we believe that many apparent potential competitors will choose not to do business with independent dealers.

   In connection with the origination of used automobile sales contracts, we offer, as agent, credit life, and credit accident and health insurance. Borrowers under sales contracts and direct loans secured by an automobile are required to obtain comprehensive and collision insurance on the automobile that designates us as loss payee. A loss payee is the person who receives insurance proceeds in the event an automobile is damaged in a collision. If the borrower allows the insurance to lapse during the term of the contract or loan, we will purchase a vendors' single interest insurance policy, which insures us against a total loss on the automobile. The cost of the premium will then be added to the borrower's account balance. We also offer, as agent, limited physical damage insurance, which satisfies the requirement that the borrower purchase comprehensive and collision insurance.

   Insurance Premium Finance. We provide short-term financing of insurance premiums purchased indirectly through independent insurance agents. Our insurance premium finance business made up approximately 3% of our total revenues in 2000. The premiums are primarily for personal lines of insurance that are typically too high for a credit-impaired borrower to pay in six-month increments, such as automobile insurance. Financing the premium allows the insured to pay it in smaller increments, usually monthly. Most agents who refer premium finance business to us are located in North Carolina, South Carolina and Virginia. A small amount of our business involves financing premiums for commercial lines of insurance for small businesses, including property and casualty, business automobile, general liability and workers' compensation. A substantial amount of our premium finance business is derived from customers of the 48 insurance offices owned and operated by Thaxton RBE, Inc., which is owned by Thaxton Group CEO James D. Thaxton and members of his family.

   When an individual purchases an insurance policy from an agent with whom we have a relationship, the agent will offer the opportunity to enter into a premium finance contract that allows the insured to make a down payment and finance the balance of the premium. The typical term of a premium finance contract ranges from three to eight months depending primarily upon the term of the underlying insurance policy. The required down payment ranges from 20% to 50% of the premium. We sometimes allow agencies to charge a smaller down payment. In those instances, we have an arrangement where that agency reimburses our premium finance company for any losses incurred in excess of 5% of the original contract. We generally impose the maximum finance charges and late fees that applicable state law permits for premium finance contracts, which are extensively regulated in the states where we engage in this business. All of the states in which we operate permit assessment of a fee of up to $15 on each premium finance contract and a maximum interest rate of 12% per annum. Because we are able to cancel the insurance policy generally within a period of 23 to 28 days after the due date of a delinquent payment and receive a refund of the unearned portion of the premium, the creditworthiness of the insured is a less important factor than the size of the down payment and an efficient and effective system for servicing and collecting our portfolio of premium finance contracts.

   Insurance Agency Activities. We sell, on an agency basis, various lines of automobile, property and casualty, life, and accident and health insurance. Our insurance agency activities comprised approximately 5% of our total revenues in 2000. The insurance companies that we represent assume all underwriting risk on most of the policies we sell. The insurance company that issues a policy we sell pays us a commission based on a standard or negotiated schedule. We are eligible for additional commission payments from some of the companies we represent if the loss experience on the policies we sell for those companies falls below specified levels and the total premiums on such policies exceed a specified minimum. In 1998, we began selling a new program in North Carolina where we assumed limited underwriting risk on non-standard automobile collision insurance with minimum limits. In the fourth quarter of 1999, and throughout the first half of 2000, we expanded the sale of this policy into Arizona, New Mexico, and Colorado. This business was discontinued and sold on August 31, 2000.

   Commercial Finance. In 1998, we began making commercial loans and offering factoring services to small business clients. Our commercial finance activities made up approximately 1% of our total revenues in 2000. Our commercial loans usually are secured, most often with real estate. In factoring, we advance funds to the client based upon the balance of designated accounts receivable due from their customers. The client then assigns or sells these receivables to us, notifies its customers to send payment directly to us and we collect the receivables and credit the amount advanced to the client. Generally, we advance to our factoring client 80% to 95% of the dollar value of each receivable, holding the difference in reserve. We charge a fee equal to one to four percent of the amount advanced for this service and may also charge interest on any uncollected balances. Almost all of our factoring contracts are with recourse, which allows us to charge any uncollected receivables back to the client after a period ranging from 60 to 90 days.

The Consumer Finance and Insurance Agency Industries

   The segment of the consumer finance industry in which we operate is commonly called the "non-prime credit market." Our borrowers under direct loans and automobile sales contracts typically have limited credit histories, low incomes or past credit problems. These borrowers generally do not have access to the same sources of consumer credit as borrowers with long credit histories, no defaults and stable employment because they do not meet the stringent objective credit standards that most traditional lenders use. The non-prime credit market for used automobile finance and loans is highly competitive and fragmented, consisting of many national, regional and local competitors. New competitors are able to enter this market with relative ease. Historically, commercial banks, savings and loans, credit unions, financing arms of automobile manufacturers and other lenders providing traditional consumer financing have not consistently served this segment of the consumer finance market. Several large bank holding companies in an effort to recapture some of the customers their bank subsidiaries have traditionally rejected on the basis of their rigid credit scoring systems now serve the non-prime credit market through automobile finance subsidiaries. We also face increasing competition from a number of companies, including bank credit card companies, providing similar financing to individuals that cannot qualify for traditional financing. Many of these competitors or potential competitors have significantly greater resources than we do and have pre-existing relationships with established networks of dealers. To the extent that any of these lenders significantly expand their activities in the markets where we operate or plan to operate, our profitability could be threatened.

   Although the primary service-providers in the premium finance industry are different than those who serve the non-prime credit market for direct loans and used automobile finance, credit-impaired borrowers also are the primary borrowers under premium finance contracts. Insurance companies that engage in direct writing of insurance policies generally provide premium financing to their customers who need the service. Numerous small independent finance companies like us are engaged in providing premium financing for personal lines of insurance purchased by credit-impaired borrowers through independent insurance agents. Because the rates they charge are highly regulated, these companies compete primarily on the basis of efficiency in providing the financing and servicing the loans. A significant number of independent insurance agents provide premium financing to their customers either directly or through affiliated entities. As banks are allowed to enter the insurance business, they also are increasingly engaging in the premium finance business.

   Independent insurance agencies represent numerous insurance carriers and typically place a customer's business with the carrier whose combination of features and price best match the customer's needs. In comparison, direct agents represent only one carrier. Most carriers find the use of independent agencies to be a more cost-effective method of selling their products than using a direct agent force. Competition among independent insurance agencies is intense. Numerous other independent agencies operate in most of the markets where our insurance offices are located. Direct agents for various insurance companies located in some of our markets also compete with us. We compete primarily on the basis of service and convenience. We attempt to develop and maintain long-term customer relationships through low employee turnover and responsive service representatives and offer virtually all types of insurance products.

   Banks and commercial finance companies dominate the commercial lending industry. Many banks, however, do not offer factoring services, and most banks do not make loans to the higher risk business clients that we finance. Most commercial finance companies engage in lending to larger businesses or engage in lending to specialized businesses. Our primary competition comes from independent factoring companies who, like us, specialize in smaller, higher risk clients.

Regulation

   Consumer finance companies and insurance agents are extensively supervised and regulated under state and federal statutes and regulations. Depending upon the nature of a particular transaction and the state of residence of the borrower or the customer, we may be required to:

  .  obtain licenses and meet specified minimum qualifications;

  . limit the interest rates, fees and other charges for which the borrower may be assessed;

  . limit or prescribe specified other terms and conditions of the financing;

  .  govern the sale and terms of insurance products; and

  .  define and limit the right to repossess and sell collateral.

Federal and state laws also require us to provide various disclosures to prospective borrowers, prohibit misleading advertising, protect against discriminatory lending practices and prohibit unfair credit practices. We believe we comply in all material respects with applicable governmental regulations. These requirements change frequently however, and we cannot be certain that future changes or modifications in these laws will not have a material adverse affect on our business either through increased compliance costs or prohibition or limitation of a profitable line of business.

Employees

   As of February 28, 2001, we employed 1,084 full-time employees and 98 part-time employees, none of whom was covered by a collective bargaining agreement. Of that total, 62 were located in our headquarters in Lancaster, South Carolina and 1,120 were located in our other offices. We generally consider our relationships with our employees to be good.

Property

   Our executive offices are located in Lancaster, South Carolina in a leased office facility of approximately 28,000 square feet. The lease expires in August 2012, and includes an option to renew for an additional five-year term. We lease all of our branch office facilities. In some instances, we lease these facilities from affiliates. These offices range in size from approximately 800 square feet to 2,200 square feet. Since most of our business with automobile dealers is conducted by facsimile machine and telephone, we do not believe that the particular locations of our finance offices are critical to our business of purchasing used automobile sales contracts or our premium finance operations. Location is somewhat more important for our direct loan and insurance agency operations. Other satisfactory locations are, however, generally available for lease at comparable rates and for comparable terms in each of our markets.

   We currently have a total of 214 finance offices and 14 insurance agency offices in the following states.

    Finance Offices
    ---------------
South Carolina..........  82
North Carolina..........   8
Texas...................  47
Mississippi.............  24
Georgia.................  21
Tennessee...............  10
Kentucky................   9
Ohio....................   7
Alabama.................   2
Virginia................   2
Oklahoma................   2

Insurance Agency Offices
------------------------
South Carolina..........   12
North Carolina..........    2

Legal Proceedings

   We presently are not a party to any material legal proceedings nor is our management aware of any material threatened litigation against us.

                                   MANAGEMENT

Directors and Executive Officers

   Our directors and executive officers and their ages as of March 31, 2001 were as follows:

Name                                       Age                  Position
----                                       ---                  --------
James D. Thaxton..........................  54 Chairman of the Board, President and Chief
                                               Executive Officer

Robert L. Wilson..........................  60 Executive Vice President, Chief Operating
                                               Officer and Director

Allan F. Ross.............................  52 Vice President, Chief Financial Officer,
                                               Treasurer, Secretary and Director

C.L. Thaxton, Sr..........................  77 Director

   James D. Thaxton has served as our Chairman of the Board, President and Chief Executive Officer since we were founded. Prior to joining us, Mr. Thaxton was an insurance agent at C.L. Frates & Company in Oklahoma City, Oklahoma from 1974 to 1976. From 1972 to 1973, he was employed as an underwriter by United States Fidelity and Guaranty. James D. Thaxton is the son of C.L. Thaxton, Sr.

   Robert L. Wilson joined us in January 1991 and has served since July 1991, as our Executive Vice President, Chief Operating Officer and a director. From October 1988 until July 1990, Mr. Wilson served as Operations Manager of MANH-- Financial Services Corp. For more than 25 years prior to October 1998,
Mr. Wilson served in various positions with American Credit Corporation and its successor, Barclays American Corporation, including as Southeastern Regional Manager and Executive Vice President of Barclays American Credit Division.

   Allan F. Ross joined us in March 1997, and has served as Vice President and Corporate Controller since April 1997, and as a Director, Secretary, Treasurer and Chief Financial Officer since February 1998. From 1989 to 1997, Mr. Ross was the managing partner of a CPA and consulting practice. From 1978 to 1989, Mr. Ross was Vice President and Financial Controls Director of Barclays American Corporation. From 1974 to 1978, Mr. Ross was a practicing CPA with Arthur Andersen & Company, and with Deloitte and Touche, LLP. He is a certified public accountant.

   C.L. Thaxton, Sr. has been a director since we were founded. Mr. Thaxton is a director of Thaxton Insurance, which he founded in 1950 and is the manager of its Pageland office. Mr. Thaxton is the father of James D. Thaxton.

   All directors hold office until the next annual meeting of shareholders or until their successors have been duly elected and qualified. Our executive officers are appointed by and serve at the discretion of the board of directors.

   Our board of directors directly oversees executive compensation, and oversees and approves salaries and incentive compensation for our executive officers and other employees. The board of directors also directly oversees the selection of our independent auditors and reviews the results and scope of the audit and other services that the independent auditors provide. Directors do not receive any compensation for their service as members of the board of directors. All directors are reimbursed for their expenses reasonably incurred in attending board meetings.

Executive Compensation

   The following table below shows the compensation paid or accrued to our executive officers for the years ended December 31, 2000 and December 31, 1999.

                           Summary Compensation Table

                             Annual Compensation
                          -------------------------
Name and Principal
Position                  Year Salary ($) Bonus ($)
------------------        ---- ---------- ---------
James D. Thaxton......... 2000  115,363    123,755
 President and Chief
  Executive Officer       1999  113,880     92,757
Robert L. Wilson......... 2000  152,821     53,033
 Executive Vice President 1999  125,280      5,102
Allan F. Ross ........... 2000  104,904         --
 Vice President, Chief
  Financial Officer and
  Treasurer               1999   97,385         --

                     PRINCIPAL AND MANAGEMENT SHAREHOLDERS

   The following table sets forth information with respect to the beneficial ownership of our outstanding common stock as of March 15, 2001 for each person known to us to own more than 5% of our outstanding common stock, each of our executive officers and directors and our directors and executive offers as a group.

                                Number of Shares and      Percentage of Common
Name of Beneficial Owner   Nature of Beneficial Ownership  Stock Outstanding
------------------------   ------------------------------ --------------------
James D. Thaxton..........           6,456,000(1)                 94.4%
Robert L. Wilson..........                  --                      --
Allan F. Ross.............                  --                      --
C. L. Thaxton, Sr.........              15,555(2)                   *
Directors and officers as
 a group..................           6,471,555                    94.6%

--------
*  Indicates less than one percent ownership.
(1) Includes 1,112,828 shares held by a family limited partnership as to which Mr. Thaxton shares voting and investment power.
(2) Includes 15,222 shares held of record by Mr. Thaxton's spouse, Katherine D. Thaxton, as to which Mr. Thaxton shares voting and investment power.

   The address of all of the beneficial owners of our common stock is 1524 Pageland Highway, Lancaster, South Carolina 29720.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

   Due to the relatively small number of shares held by non-affiliates, there is no active trading market for our common stock, although trades in the stock occur occasionally in the over-the-counter market. At January 31, 2001, there were 164 shareholders of record.

   We have not paid any dividends on common stock during the last two fiscal years or during the nine-month period ended September 30, 2000 and we have no plans to pay any cash dividends on common stock in the foreseeable future. Our credit facilities restrict us from paying any cash dividends on common stock.

                       TRANSACTIONS WITH RELATED PARTIES

Stock Transaction with Director

   In January 1999, Mr. Perry L. Mungo divested his ownership interest in the company and resigned from the board of directors. At his request, we repurchased all of his common stock, totaling 29,200 shares, for $10 per share.

Thaxton Investment

   On February 1, 1999, Mr. James D. Thaxton, our Chairman, President, Chief Executive Officer and controlling shareholder, organized Thaxton Investment. Mr. Thaxton owned all of the issued and outstanding common stock of Thaxton Investment. Thaxton Investment's board of directors and executive officers were, with one exception, identical to ours. Prior to our acquisition of all of the issued and outstanding common stock of Thaxton Investment, our executive officers and other administrative personnel provided management services to Thaxton Investment and charged a monthly management fee in the amount of $36,440 based upon time estimates of our personnel for work performed for the benefit of Thaxton Investment. The management fee also included the reimbursement of other direct costs incurred in the course of our provision of management services to Thaxton Investment.

   On November 8, 1999, we completed its acquisition of all of the outstanding common stock of Thaxton Investment. Mr. Thaxton transferred all of his shares of Thaxton Investment to us in exchange for 3,223,000 shares of our common stock. Because we had been under common ownership and control with Thaxton Investment since February, 1999, our acquisition of Thaxton Investment was accounted for at historical cost in a manner similar to pooling of interests accounting.

Acquisition and Subsequent Disposition of Thaxton RBE, Inc.

   At the end of 1998, and throughout 1999, we made a series of acquisitions of insurance agencies in Arizona, New Mexico, Nevada, Colorado and North Carolina, as well as a general insurance agency in Virginia. At the same time, we entered into a contract with American Bankers Insurance Group, Inc., pursuant to which we agreed to sell American Bankers non-standard insurance policies sold by these agencies and to retain the underwriting risk, and any profit or loss from operations. This business ultimately consisted of 30 non-standard automobile agency office locations, plus two insurance general agencies in Virginia and South Carolina.

   On March 1, 2000, we transferred all of the assets and liabilities of these agency operations to Thaxton RBE, a newly-formed subsidiary. The total amount of the assets transferred was approximately $8 million, the majority of which were intangible. The purpose of the transfer was to place the operations of Thaxton RBE in a single entity to facilitate raising additional capital for Thaxton RBE to fund its initial stage operations. Immediately subsequent to the formation and asset transfer, Thaxton Life Partners, Inc. invested $2,000,000 in the capital stock of Thaxton RBE and obtained a 90% interest in that company as a result of the investment. Thaxton Life Partners, Inc., is owned by James
D. Thaxton, C. L. Thaxton, Sr. and other Thaxton family members. As a result of these transactions, we had a net receivable from Thaxton RBE in the amount of $5 million at March 31, 2000.

   During the third quarter of 2000, we decided to discontinue operations and dispose of its interest and investment in Thaxton RBE as soon as suitable financing for Thaxton RBE could be obtained. On August 31, 2000, Thaxton Life Partners was able to arrange independent financing for Thaxton RBE, and Thaxton Life Partners purchased the remaining 10% interest in RBE from us. At the time of the sale, all amounts owed us were paid in full.

   Thaxton Life Partners, Inc., a related party, invested $2,000,000 in the capital stock of RBE and obtained a 90% interest in RBE as a result of the investment. The acquisition of the 90% interest in RBE by Thaxton Life

Partners was funded primarily through our repurchase of 150,000 shares of Series A preferred stock from certain members of Thaxton Life Partners. The proceeds received from us from the repurchase of the Series A preferred stock were used by Thaxton Life Partners to obtain the 90% interest in RBE. On August 31, 2000, Thaxton Life Partners purchased the remaining 10% interest in RBE from us. We recognized no gain or loss on the disposal of RBE. As we and RBE are under common ownership, there are various activities and transactions that occur between the two of us to take advantage of economies of scale.

   After the sale of the capital stock of RBE, we continued to perform the cash management for both RBE and ourselves, whereby our daily cash needs may be funded by excess cash held by RBE and vice versa. In addition, certain back-office and management roles, such as the accounting, payroll and information systems management functions, were outsourced by RBE to us during 2000. We billed RBE for these services performed based on the amount of time spent by our personnel performing the services for RBE. During the year ended December 31, 2000, we billed RBE approximately $600,000 for the services performed. Furthermore, we continued to share common office space with RBE after the disposition. As a result of these arrangements, we had both a payable to RBE of approximately $1 million as well as a receivable from RBE for approximately $1 million at December 31, 2000.

   We have also structured an arrangement with RBE whereby TICO Premium Finance, our insurance premium finance subsidiary, will originate loans to certain RBE customers to finance their insurance policies underwritten by RBE. In connection with this process, TICO Premium Finance agrees to accept a down payment on the loan which is smaller than TICO Premium Finance typically receives from borrowers when the insurance policy is underwritten by third party insurance companies. In turn, TICO Premium Finance is reimbursed by RBE for any losses on such loans originated to customers of RBE. By requiring a lower down payment, RBE is able to generate a higher volume of business than it would be able to if down payments typically received in the industry were required by TICO Premium Finance. At December 31, 2000, there were approximately $2.8 million in outstanding premium finance receivables recorded by TICO Premium Finance that relate to insurance policies underwritten by RBE. In addition, for the year ended December 31, 2000, there were approximately $250,000 of reimbursements from RBE to TICO Premium Finance for losses incurred by TICO Premium Finance. TICO Premium Finance had a receivable from RBE of approximately $28,000 at 12/31/00 for additional reimbursements for losses incurred.

   Thaxton Insurance Group agencies, our standard insurance operations, are acting as agents for non-standard policies underwritten by Thaxton RBE. Thaxton Insurance Group acts as agent for certain RBE customers and recognizes commissions on policies that are underwritten by RBE. During the year ended December 31, 2000 there was approximately $11,000 of insurance commissions recognized by Thaxton Insurance Group on non-standard insurance policies that were issued through Thaxton Insurance Group as agent.

   The employees of RBE are covered under our self-insured health insurance plan. In addition, we purchased general liability insurance during 2000 that covers both the employees of Thaxton Insurance Group and RBE.

   The employees of RBE are eligible to participate in the Employee Savings Plan benefit offered by us .

                                 LEGAL MATTERS

   Moore & Van Allen, PLLC, Charlotte, North Carolina will pass upon the validity of the notes offered for sale with this prospectus.

                                    EXPERTS

   The consolidated financial statements of The Thaxton Group, Inc. as of December 31, 2000 and 1999, and for the years then ended have been included herein and in the registration statement in reliance upon the report of Cherry, Bekaert & Holland, LLP, independent certified public accountants, appearing elsewhere herein, given on the authority of said firm as experts in accounting and auditing.

                              PLAN OF DISTRIBUTION

   This offering will commence on the date the Securities and Exchange Commission declares this registration statement effective and will continue until all of the notes are sold or until we suspend or terminate this offering.

   Our officers and employees and those of some of our finance and insurance subsidiaries will sell the notes in states where they are permitted to do so without registration as a broker-dealer and in reliance upon Rule 3a4-1 under the Securities Exchange Act of 1934. Persons associated with us and our affiliates who participate in the offering of the notes will limit their participation to activities permitted under Rule 3a4-1, and no commissions or other direct or indirect compensation will be paid to these persons in connection with the sale of the notes.

   We will engage Carolinas First Investments, Inc., a registered broker-dealer, to sell the notes on a "best efforts" basis in some states and to assist us in managing the offering. Under the terms of our sales agency agreement with Carolinas First Investments, Carolinas First Investments will receive sales commissions of 0.25% of the principal amount of the notes sold by Carolina First Investments, plus a monthly management fee of $6,250 and reimbursement of expenses incurred in managing the offering.

   We may also employ the services of one or more other broker-dealers to sell the notes on a non-exclusive, "best efforts" basis. We anticipate that any broker-dealer we retain to assist with the distribution of the notes would receive sales commissions ranging from 0.25% to 5% of the principal amount of the notes sold through the broker-dealer and possibly reimbursement of certain of the broker-dealer's costs and expenses. We may also agree to indemnify the broker-dealer against some liabilities, including liabilities arising under the Securities Act of 1933.

   We may market the notes through the use of newspaper advertisements, mailings of this prospectus to our insurance and selected consumer finance customers, signs in our offices and in the offices of some of our finance and insurance subsidiaries and by providing copies of this prospectus to potential purchasers who inquire about purchasing the notes. Our officers, directors or employees will not market the notes by mass mailings, telephone calls or other personal solicitation.

   Daily notes will not be offered or sold in South Carolina.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
The Thaxton Group, Inc.

Independent Auditors' Report............................................. F-2

Consolidated balance sheets as of December 31, 2000 and 1999............. F-3

Consolidated statements of income for the years ended December 31, 2000 and 1999................................................................ F-4

Consolidated statements of stockholders' equity for the years ended
 December 31, 2000 and 1999.............................................. F-5

Consolidated statements of cash flows for the years ended December 31,
 2000 and 1999........................................................... F-6

Notes to consolidated financial statements............................... F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
The Thaxton Group, Inc.

   We have audited the accompanying consolidated balance sheets of The Thaxton Group, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Thaxton Group, Inc. and subsidiaries as of December 31, 2000 and 1999 and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                          Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
March 27, 2001, except for notes 7 and 10 as to which the date is April 4, 2001

                            THE THAXTON GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS
                           December 31, 2000 and 1999

                      ASSETS                            2000          1999
                      ------                        ------------  ------------
Cash............................................... $  4,482,553  $  2,036,104
Finance receivables, net...........................  177,943,646   160,303,552
Premises and equipment, net........................    5,011,856     4,467,092
Accounts receivable................................    2,154,637     1,867,073
Repossessed automobiles............................      291,057       131,908
Deposit............................................    6,230,000            --
Goodwill and other intangible assets...............   34,812,558    31,362,838
Other assets.......................................    9,640,640    10,004,071
Assets of discontinued operations..................    6,981,166    22,466,144
                                                    ------------  ------------
    Total assets................................... $247,548,113  $232,638,782
                                                    ============  ============

       LIABILITIES AND STOCKHOLDERS' EQUITY
       ------------------------------------
Liabilities
  Liabilities and Stockholders' Equity
  Liabilities Accrued interest payable............. $  2,627,987  $  2,174,397
  Notes payable....................................  232,605,414   209,542,862
  Notes payable to affiliates......................           --       491,072
  Accounts payable.................................    3,173,686     2,658,013
  Employee savings plan............................      627,702     1,328,998
  Other liabilities................................    4,377,271     4,220,215
  Liabilities of discontinued operations...........      376,643     2,420,646
                                                    ------------  ------------
    Total liabilities..............................  243,788,703   222,836,203
                                                    ------------  ------------
Stockholders' Equity
  Preferred Stock $.01 par value:
    Series A: 400,000 shares authorized; issued and
     outstanding 10,440 shares in 2000, 160,440
     shares in 1999; liquidation value $104,400 in
     2000..........................................          104         1,604
    Series C: 50,000 shares authorized issued and
     outstanding in 2000 and 1999; liquidation
     value $500,000 in 2000 and 1999...............          500           500
    Series E: 800,000 shares authorized, issued and
     outstanding in 2000 and 1999; liquidation
     value $8,000,000 in 2000 and 1999.............        8,000         8,000
    Common stock, $.01 par value, 50,000,000 shares
     authorized; issued and outstanding 6,974,355
     shares in 2000; 6,975,359 shares in 1999......       69,743        69,753
    Additional paid-in-capital.....................    8,610,549    10,116,774
    Accumulated deficit............................   (4,929,486)     (394,052)
                                                    ------------  ------------
    Total stockholders' equity.....................    3,759,410     9,802,579
                                                    ------------  ------------
    Total liabilities and stockholders' equity..... $247,548,113  $232,638,782
                                                    ============  ============


          See accompanying notes to consolidated financial statements.

                            THE THAXTON GROUP, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                     Years Ended December 31, 2000 and 1999

                                                          2000         1999
                                                       -----------  -----------
Interest and fee income..............................  $65,614,280  $59,140,308
Interest expense.....................................   20,961,465   17,146,411
                                                       -----------  -----------
Net interest income..................................   44,652,815   41,993,897
Provision for credit losses..........................   14,657,930   11,937,679
                                                       -----------  -----------
Net interest income after provision for credit
 losses..............................................   29,994,885   30,056,218
Other income:
  Insurance premiums and commissions, net............   16,278,342   12,665,060
  Other income.......................................    2,989,161    2,124,524
                                                       -----------  -----------
    Total other income...............................   19,267,503   14,789,584
                                                       -----------  -----------
Operating expenses:
  Compensation and employee benefits.................   28,835,698   24,200,282
  Telephone, computers...............................    2,134,435    2,072,725
  Net occupancy......................................    5,615,002    5,352,364
  Reinsurance claims expense.........................    1,033,113    1,142,724
  Advertising........................................    2,494,271    1,736,786
  Collection expense.................................      245,644      312,894
  Travel.............................................    1,201,653      960,865
  Professional fees..................................      834,026      732,926
  Office expense.....................................    2,567,289    1,933,741
  Amortization expense...............................    2,173,879    1,512,262
  Other..............................................    1,974,018    2,342,961
                                                       -----------  -----------
    Total operating expenses.........................   49,109,028   42,300,530
                                                       -----------  -----------
Income from continuing operations before income tax
 expense.............................................      153,360    2,545,272
Income tax expense...................................      550,000    1,257,698
                                                       -----------  -----------
Net income (loss) from continuing operations.........     (396,640)   1,287,574
                                                       -----------  -----------
Discontinued operations (Note 13)
Loss from operations of discontinued Paragon
 division(less benefit from income taxes of
 $1,226,000 in 2000 and $51,698 in 1999).............   (3,040,226)    (100,355)
Loss from operations of discontinued non-standard
 division (less benefit from income taxes of $193,000
 in 2000 and $716,000 in 1999).......................     (374,683)  (1,542,409)
Net loss.............................................   (3,811,549)    (355,190)
Dividends on preferred stock.........................      723,886      734,012
                                                       -----------  -----------
Net loss applicable to common shareholders...........  $(4,535,435) $(1,089,202)
                                                       ===========  ===========
Net income (loss) per common share--basic and
 diluted.............................................        (0.65)       (0.16)
  From continuing operations.........................        (0.16)        0.09
  From discontinued operations.......................        (0.49)       (0.25)


          See accompanying notes to consolidated financial statements.

                            THE THAXTON GROUP, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     Years Ended December 31, 2000 and 1999

                                             Additional                    Total
                          Common   Preferred   Paid-in     Retained    Stockholders'
                           Stock     Stock     Capital     Earnings       Equity
                          -------  --------- -----------  -----------  -------------
Balance at December 31,
 1998...................  $38,852   $10,813  $12,184,057  $   695,150   $12,928,872
Purchase and retirement
 of 132,859 shares of
 common stock...........   (1,329)      --    (1,327,262)         --     (1,328,591)
Repurchase of 14,574
 shares of Series A
 Preferred Stock........      --       (146)    (145,594)         --       (145,740)
Repurchase of 56,276
 shares of Series D
 Preferred Stock........      --       (563)    (562,197)         --       (562,760)
Issuance of 3,223,000
 shares of common stock
 for purchase of Thaxton
 Investment
 Corporation............   32,230       --       (32,230)         --            --
Dividends paid on
 preferred stock........      --        --           --      (734,012)     (734,012)
Net loss................      --        --           --      (355,190)     (355,190)
                          -------   -------  -----------  -----------   -----------
Balance at December 31,
 1999...................   69,753    10,104   10,116,774     (394,052)    9,802,579
                          -------   -------  -----------  -----------   -----------
Purchase and retirement
 of 974 shares of common
 stock..................      (10)      --        (7,725)         --         (7,735)
Repurchase of 1,500
 shares of Series A
 preferred stock........      --     (1,500)  (1,498,500)         --     (1,500,000)
Dividends paid on
 preferred stock........      --        --           --      (723,885)     (723,885)
Net loss................      --        --           --    (3,811,549)   (3,811,549)
                          -------   -------  -----------  -----------   -----------
Balance at December 31,
 2000...................  $69,743   $ 8,604  $ 8,610,549  $(4,929,486)  $ 3,759,410
                          =======   =======  ===========  ===========   ===========


          See accompanying notes to consolidated financial statements.

                            THE THAXTON GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     Years Ended December 31, 2000 and 1999

                                                        2000          1999
                                                    ------------  ------------
Cash flows from operating activities:
  Net loss......................................... $ (3,811,549) $   (355,190)
  Adjustments to reconcile net income to net cash
   provided by operating activities
   Provision for credit losses.....................   14,657,930    11,937,679
   Depreciation and amortization...................    5,308,745     3,415,392
   Deferred taxes..................................     (310,000)     (709,934)
   Increase in accounts receivable.................     (840,916)   (4,325,344)
   Decrease (increase) in other assets.............   (4,526,138)   (4,716,880)
   Increase (decrease) in accrued interest payable
    and other liabilities..........................    5,320,368     6,381,914
                                                    ------------  ------------
    Net cash provided by operating activities......   15,798,440    11,627,637
                                                    ------------  ------------
Cash flows from investing activities:
  Net increase in finance receivables..............  (18,071,663)  (15,050,941)
  Capital expenditures for premises and equipment..   (2,375,869)   (1,595,729)
  Proceeds from sale of Thaxton RBE................       75,000           --
  Cash paid for deposit with Voyager...............   (6,230,000)          --
  Acquisitions, net of acquired cash equivalents...  (11,963,358)  (42,424,498)
                                                    ------------  ------------
    Net Cash used by investing activities..........  (38,565,890)  (59,071,168)
                                                    ------------  ------------
Cash flows from financing activities:
  Notes payable to affiliates......................     (491,072)     (287,918)
  Repurchase of common stock.......................       (7,735)   (1,328,591)
  Dividends paid...................................     (723,886)     (734,012)
  Net increase in notes payable....................   25,936,592    51,757,792
  Proceeds from sale of Thaxton RBE stock by
   Thaxton RBE.....................................    2,000,000           --
  Repurchase of preferred stock....................   (1,500,000)     (708,500)
                                                    ------------  ------------
    Net cash provided by financing activities......   25,213,899    48,698,771
                                                    ------------  ------------
Net increase in cash...............................    2,446,449     1,255,240
Cash at beginning of period........................    2,036,104       780,864
                                                    ------------  ------------
Cash at end of period.............................. $  4,482,553  $  2,036,104
                                                    ============  ============
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
   Interest........................................   20,507,875    16,825,179
   Income taxes....................................      924,404         2,011
Total Non-cash Activities
Investing: Non-cash portion of acquisitions........                 (2,584,260)
Financing: Portion of Acquisition financed by note
 to seller.........................................                  2,584,260

          See accompanying notes to consolidated financial statements.

                            THE THAXTON GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The Thaxton Group, Inc. (the "Company") is incorporated under the laws of the state of South Carolina. The Company operates consumer finance branches in 11 states, primarily under the names of TICO Credit, Southern Finance, and Covington Credit. The Company also operates insurance agency branches in two states located in the southeast and southwest. The Company is a diversified financial services company that is engaged primarily in consumer lending and consumer automobile sales financing to borrowers with limited credit histories, low incomes or past credit problems. The Company also offers insurance premium financing to such borrowers. A substantial amount of the Company's premium finance business has been derived from customers of the independent insurance agencies owned by Thaxton Insurance Group, Inc. ("Thaxton Insurance"), which was acquired by the Company in 1996. The Company provides reinsurance through wholly owned subsidiaries, TICO Reinsurance, Ltd. ("TRL"), Fitch National Reinsurance, Ltd., Soco Reinsurance, Inc., and Thaxton Reinsurance, Inc. Through a wholly owned subsidiary, Paragon, Inc., the Company was also engaged in mortgage banking, originating mortgage loans to individuals. The Company sold the majority of all mortgage loans it originated to independent third parties. Through another wholly owned subsidiary, Thaxton Commercial Lending, Inc., the Company makes factoring loans and collateralized commercial loans to small and medium sized businesses. All significant intercompany accounts and transactions have been eliminated in consolidation.

   The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

   The following is a description of the more significant accounting and reporting policies which the Company follows in preparing and presenting its financial statements.

   Interest and Fee Income: Interest income from finance receivables is recognized using the interest (actuarial) method on an accrual basis. Accrual of income on finance receivables continues until the receivable is either paid off in full or is charged off. Fee income consists primarily of late fees which are credited to income when they become due from borrowers. For receivables which are renewed, interest income is recognized using a method similar to the interest method.

   Allowance for Credit Losses: Additions to the allowance for credit losses are based on management's evaluation of the finance receivables portfolio considering current economic conditions, overall portfolio quality, charge-off experience, and such other factors which, in management's judgment, deserve recognition in estimating credit losses. Loans are charged-off when, in the opinion of management, such loans are deemed to be uncollectible or six months has elapsed since the date of the last payment, whichever occurs first. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations.

   Non-file Insurance: Non-file insurance is written in lieu of recording and perfecting the Company's security interest in the assets pledged to secure certain loans. Non-file insurance premiums are collected from the borrower on certain loans at inception and renewal and are remitted directly to an unaffiliated insurance company. Certain losses related to such loans, which are not recoverable through life, accident and health, or property insurance claims, are reimbursed through non-file insurance claims subject to policy limitations. Any remaining losses are charged to the allowance for credit losses.

   Premises and Equipment: Premises and equipment are reported at cost less accumulated depreciation which is computed using the straight-line method for financial reporting and accelerated methods for tax purposes. For financial reporting purposes the Company depreciates furniture and equipment over 5 years,

                            THE THAXTON GROUP, INC.

leasehold improvements over the remaining term of the related lease, and automobiles over 3 years. Maintenance and repairs are expensed as incurred and improvements are capitalized.

   Insurance: The Company remits a portion of credit life, accident and health, property and auto insurance premiums written in connection with certain loans to an unaffiliated insurance company at the time of origination. Any portion of the premiums remitted to this insurance company which are not required to cover their administrative fees or to pay reinsurance claims expense are returned to the Company through its reinsurance subsidiaries, and are included in insurance premiums and commissions in the accompanying consolidated statements of income. Unearned insurance premiums are accreted to income over the life of the related insurance contracts using a method similar to that used for the recognition of finance charges. Insurance commissions earned by Thaxton Insurance are recognized as services are performed in accordance with Thaxton Insurance's contractual obligations with the underwriters, but not before protection is placed with insurers.

   Employee Savings Plan: The Company offers a payroll deduction savings plan to all its employees. The Company pays interest monthly at an annual rate of 10% on the prior month's ending balance. Employees may withdraw savings on demand, subject to a subordination agreement with the Company's primary lender.

   Income Taxes: Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes (Statement 109), requires the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

   Earnings Per Share: The Company adopted the provisions of SFAS 128, "Earning per Share" ("EPS") in 1997. The presentation of primary and fully diluted EPS has been replaced with basic and diluted EPS. Basic earnings per share are computed by dividing net income applicable to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share are computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents calculated based upon the average market price. Common stock equivalents consist of preferred stock that is convertible to common stock.

   Intangible Assets: Intangible assets include goodwill, expiration lists, and covenants not to compete related to acquisitions made by the Company. Goodwill represents the excess of the cost over the fair value of net assets acquired at the date of acquisition. Goodwill is amortized on a straight-line basis, generally over a five to twenty year period. The Company amortizes goodwill related to its business acquisitions over estimated useful lives which vary relative to the size, scope, and anticipated economic benefit of that acquisition. Generally, the more substantial the business unit acquired, the longer the perceived economic benefit and amortization period of any related goodwill. The expiration lists are amortized over their estimated useful lives, generally fifteen to twenty years, on a straight-line basis. Covenants not to compete are amortized according to the purchase contract over five to six years on a straight-line basis. Recoverability of recorded intangibles is evaluated by using undiscounted cash flows.

   Fair Value of Financial Instruments: Substantially all financial assets of the Company are short term in nature and all liabilities are substantially at variable rates of interest. As such, the carrying values of these financial assets and liabilities approximate their fair value. A small percentage of subordinated notes payable are at fixed rates, with terms up to sixty months in maturity. For these liabilities, an evaluation is made annually to assess the fair value of these liabilities related to the carrying value.

                            THE THAXTON GROUP, INC.

   Repossessed Assets: Repossessed assets are recorded at their estimated fair value less costs to dispose. Any difference between the loan balance and the fair value of the collateral on the date of repossession is charged to the allowance for credit losses.


   Advertising: Advertising costs are expensed as incurred.

   Cash and Cash Equivalents: The Company considers cash on hand, cash due from banks, and interest-earning deposits, which are maintained in financial institutions as cash and cash equivalents.

   Deposit: The Company maintains a deposit with an AM Best rated "A" insurance carrier to serve as security for insurance reserves of its wholly owned credit insurance re-insurance subsidiaries. The deposit earns interest at the rate of 100 basis points above the 12-month Treasury Bill rate. The rate is fixed for 12 months, adjusted annually on November 1st.

   Loans Held For Sale: Loans held for sale include certain mortgage loans and are carried at the lower of aggregate cost or market value.

   Other Comprehensive Income: Comprehensive income is the change in the Company's equity during the period from transactions and other events and circumstances from non-owner sources. Total comprehensive income is divided into net income and other comprehensive income. There were no items of other comprehensive income in 2000 or 1999.

   Loans/Impairment: Finance receivables are classified as nonaccrual, and the accrual of interest is discontinued, when the contractual payment of principal and interest has become 180 days past due or when, in management's judgment, principal or interest is not collectible in accordance with the terms of the obligation. Cash receipts on non accrual loans are applied to principal. Interest recognition resumes when the loan returns to performing status. The Company evaluates impairment of finance receivables on a collective basis by pools of homogenous loans.

   Reclassifications: Certain amounts in the 1999 financial statements have been reclassified in order to conform to the 2000 presentation.

Impact of Recently Issued Accounting Standards

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). This statement addresses the accounting for derivative instruments, including certain derivative instruments imbedded in other contracts, and hedging activities. SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company intends to adopt SFAS No. 133 effective January 1, 2001. We do not anticipate the adoption of the provisions of SFAS No. 133 will have a material impact on our financial position and results of operations.

   SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, was issued in September 2000 and supersedes SFAS No. 125. SFAS No. 140 establishes accounting and reporting requirements for the transfers and servicing of financial assets and the extinguishments of liabilities. The provisions of SFAS No. 140 are effective for transfers of financial assets occurring after March 31, 2001, applied prospectively. The Company expects that adopting the provisions of this statement will not have a material impact on the consolidated financial statements of the Company.

(2) BUSINESS COMBINATIONS

   On August 18, 2000, the Company acquired all of the stock of Quick Credit Corporation, a consumer finance company with 25 branch offices located in South Carolina. The purchase price was $12.75 million in cash. This acquisition was accounted for as a purchase and resulted in goodwill of approximately $3.8 million which is being amortized over 15 years.

                            THE THAXTON GROUP, INC.

   On February 1, 1999, the Company's CEO and majority shareholder purchased approximately 144 consumer finance offices from FirstPlus Consumer Finance, Inc., and operated those offices in Thaxton Investment Corporation ("TIC"), a corporation set up for that purpose. The purchase price paid was $49.4 million, including a cash payment of $46.5 million, with the balance in notes and amounts payable to FirstPlus. The note payable arising from the purchase was paid in full prior to December 31, 1999. This acquisition, which was accounted for as a purchase, resulted in goodwill in the amount of $29.5 million, which is being amortized over 20 years. At the time of the acquisition, Thaxton Investment Corp. was a private corporation, with Mr. Thaxton as the sole shareholder. TIC operated independently from the Company from February 1, 1999 through November 8, 1999. On November 8th, the Company acquired TIC in exchange for 3,223,000 shares of the Company's common stock. Because TIC and the Company had been under common ownership and control since February, 1999, the Company's acquisition of TIC was accounted for at historical cost in a manner similar to pooling of interests accounting.

   On March 1, 1999, the Company acquired all of the assets of four insurance agencies, operating from nine branch locations, in Colorado and Arizona, for a total purchase price of approximately $1.6 million. The purchase was allocated to the assets acquired and liabilities assumed based upon their fair values at the date of acquisition. The excess of the purchase price over the fair value of net assets acquired of $1,488,000 has been recorded as goodwill and is being amortized on a straight line basis over 20 years.

   On July 1, 1999, the Company acquired all of the stock of U. S. Financial Group Agency, Inc., ("USFG"), an insurance general agency located in Virginia. The purchase price of $1.1 million included a cash payment of $300,000, and the balance due in a 6% note payable maturing in July 2001. This acquisition resulted in $1 million of goodwill and other intangible assets being recorded, which are being amortized over 20 years.

   On October 1, 1999, the Company acquired the assets of a business operating as American United Insurance Agency. The purchase price of $1.5 million included a cash payment of $900,000, and $600,000 of 8% notes maturing in December 2000. The acquisition resulted in $1.4 million of goodwill and other intangible assets being recorded, which are being amortized over 20 years.

(3) FINANCE RECEIVABLES

   Finance receivables consist of the following at December 31, 2000 and 1999:

                                                         2000          1999
                                                     ------------  ------------
Automobile Sales Contracts.......................... $ 31,196,711  $ 33,138,025
Direct Loans........................................  163,337,432   140,704,637
Mortgage Loans......................................   29,908,119    27,524,828
Premium Finance Contracts...........................    7,527,689     8,362,591
Commercial Loans....................................    3,935,945     3,440,166
                                                     ------------  ------------
    Total finance receivables.......................  235,905,896   213,170,247
Unearned interest...................................  (39,658,705)  (38,034,011)
Unearned insurance premiums, net....................   (8,190,021)   (5,093,288)
Valuation discount for acquired loans...............          --        (93,534)
Dealer Holdback and Bulk purchase discount..........     (858,176)     (704,657)
Allowance for credit losses.........................  (11,630,555)  (10,661,339)
Deferred Loan Cost, net.............................    2,375,207     1,720,134
                                                     ------------  ------------
    Finance receivables, net........................ $177,943,646  $160,303,552
                                                     ============  ============

                            THE THAXTON GROUP, INC.

   Consumer loans include bulk purchases of receivables, auto dealer receivables under holdback arrangements, and small consumer loan receivables. With bulk purchase arrangements, the Company typically purchases a group of receivables from an auto dealer or other retailer at a discount to par based on management's review and assessment of the portfolio to be purchased. This discount amount is then maintained in an unearned income account to which losses on these loans are charged. To the extent that losses from a bulk purchase exceed the purchase discount, the allowance for credit losses will be charged. To the extent losses experienced are less than the purchase discount, the remaining discount is accreted into income. With holdback arrangements, an automobile dealer or other retailer will assign receivables to us on a loan-by-loan basis, typically at par. We will withhold a certain percentage of the proceeds, generally 5% to 10%, as a dealer reserve to be used to cover any losses which occur on these loans. The agreements are structured such that all or a portion of these holdback amounts can be reclaimed by the dealer based on the performance of the receivables. To the extent that losses from these holdback receivables exceed the total remaining holdback amount for a particular dealer, the allowance for credit losses will be charged. The amount of bulk purchase and holdback receivables, net of unearned interest and insurance, and the related holdback and discount amount outstanding were approximately $18,204,448 and $858,176, respectively, at December 31, 2000 and approximately $26,870,000 and $704,657, respectively, at December 31, 1999.

   At December 31, 2000, there were no significant concentrations of receivables in any type of property or to one borrower. These receivables are pledged as collateral for a line of credit agreement (see note 7).

   Changes in the allowance for credit losses for the years ended December 31, 2000 and 1999 are as follows:

                                                         2000          1999
                                                     ------------  ------------
Beginning balance................................... $ 10,661,339  $  4,710,829
Valuation allowance for acquired loans..............      838,017     6,276,309
Provision for credit losses.........................   14,657,930    11,937,679
Charge-offs.........................................  (16,052,319)  (13,461,390)
Recoveries..........................................    1,525,588     1,197,912
                                                     ------------  ------------
Net charge-offs.....................................  (14,526,731)  (12,263,478)
                                                     ------------  ------------
Ending balance...................................... $ 11,630,555  $ 10,661,339
                                                     ============  ============

   Our loan portfolio primarily consists of short term loans, the majority of which are originated or renewed during the current year. Accordingly, we estimate that fair value of the finance receivables is not materially different from carrying value.

                            THE THAXTON GROUP, INC.

(4) PREMISES AND EQUIPMENT

   A summary of premises and equipment at December 31, 2000 and 1999 follows:

                                                           2000        1999
                                                        ----------- -----------
Leasehold improvements................................. $ 2,159,214 $ 1,867,214
Furniture and fixtures.................................   2,721,965   2,481,483
Equipment and automobiles..............................   7,658,183   7,071,238
                                                        ----------- -----------
  Total cost...........................................  12,539,362  11,419,935
Accumulated depreciation...............................   7,527,506   6,952,843
                                                        ----------- -----------
  Net premises and equipment........................... $ 5,011,856 $ 4,467,092
                                                        =========== ===========

   Depreciation expense was approximately $1,538,000 and $1,374,000 in 2000 and 1999, respectively.

(5) INTANGIBLE ASSETS

   Intangible assets consist of the following at December 31, 2000 and 1999. Weighted average amortization periods are shown in parentheses.

                                                           2000        1999
                                                        ----------- -----------
Covenants not to compete (5.5 years)................... $   102,022 $   102,022
Goodwill (22.7 years)..................................  37,578,496  32,222,389
Insurance expirations (17.9 years).....................   1,890,301   1,890,301
                                                        ----------- -----------
  Total cost...........................................  39,570,819  34,214,712
Less accumulated amortization..........................   4,758,261   2,851,874
                                                        ----------- -----------
  Intangible assets, net............................... $34,812,558 $31,362,838
                                                        =========== ===========

   The Company acquired the majority of the goodwill in connection with our acquisition of FirstPlus Consumer Finance. Amortization expense was approximately $2,174,000 and $1,512,000 in 2000 and 1999, respectively. The Company amortizes goodwill related to its business acquisitions over estimated useful lives which vary relative to the size, scope, and anticipated economic benefit of that acquisition. Generally, the more substantial the business unit acquired, the longer the perceived economic benefit and amortization period of any related goodwill.

                            THE THAXTON GROUP, INC.

(6) LEASES

   The Company conducts all of its operations from leased facilities. It is expected that in the normal course of business, leases that expire will be renewed at our option or replaced by other leases or acquisitions of other properties. Total rental expense was approximately $3,100,000 in 2000 and $2,193,000 in 1999. The future minimum lease payments under noncancelable operating leases as of December 31, 2001, are as follows:

      2001.......................................................... $2,370,350
      2002..........................................................  2,129,684
      2003..........................................................  1,445,224
      2004..........................................................    918,683
      2005..........................................................    459,719
      Thereafter....................................................  1,609,009
                                                                     ----------
        Total minimum lease payments................................ $8,932,669
                                                                     ==========

   Related parties own six of the office buildings in which the Company conducts business. These premises are leased to the Company for a total monthly rental of approximately $3,500.

                            THE THAXTON GROUP, INC.

(7) NOTES PAYABLE AND NOTES PAYABLE TO AFFILIATES

   At December 31, 2000 and 1999, notes payable consist of the following:

                                                           2000         1999
                                                       ------------ ------------
Senior Notes Payable/Lines of Credit.................  $178,278,386 $163,370,892
Subordinated Notes payable to individuals with
 varying maturity dates and rates ranging from 5 1/4%
 to 12%..............................................    51,721,405   43,411,543
Other subordinated notes payable to companies with
 varying maturity dates and rates ranging from 4% to
 10%.................................................     2,605,623    2,760,427
                                                       ------------ ------------
    Total notes payable                                $232,605,414 $209,542,862
                                                       ============ ============
Subordinated Note payable to affiliates, with varying
 maturity dates and rates ranging from 6 1/4% to
 10%.................................................  $          0 $    491,072
                                                       ============ ============

   A schedule of maturities of long-term debt is as follows:

      Year Ending December 31,                                         Amount
      ------------------------                                      ------------
        2001......................................................  $ 21,672,422
        2002......................................................    19,014,004
        2003......................................................     2,164,687
        2004......................................................   187,370,567
        2005......................................................     2,305,334
        Thereafter................................................        78,400
                                                                    ------------
          Total...................................................  $232,605,414
                                                                    ============

   Our credit facility with FINOVA, as amended on April 4, 2001, comprises a term loan of $23.8 million, and a revolving credit line used to finance consumer receivables. Maximum borrowings under the revolving credit line are limited to the lesser of $157 million, or 85% of eligible consumer finance receivables.

   Advances under the term loan accrue interest at the prime rate + 2%; advances under the revolving credit line accrue interest at the prime rate + 1%. The prime rate is the prime rate published by Citibank, N.A., or other money center bank as FINOVA may select. The credit facility matures in 2004. The interest rates are adjusted monthly to reflect fluctuations in the designated prime rate. Accrued interest on borrowings is payable monthly.

   The term loan amortizes with twenty-three equal monthly principal and interest payments, beginning April 15, 2001, in the amount of $600,000, with the remaining principal balance due one month thereafter.

   Under the revolving credit facility, principal is due in full on the maturity date and can be prepaid without penalty. Substantially all of our and our subsidiaries' assets secure this revolving credit facility, which require us to comply with restrictive covenants, including financial condition covenants. In addition, our credit facility restricts us from paying any cash dividends on common stock. As of December 31, 2000, the Company met all such requirements or obtained waivers for any instances of non-compliance through the signing of the amended agreement.

   In connection with the FirstPlus acquisition, the Company assumed $2.2 million of subordinated notes issued by Voyager Insurance Co. In November 1999, those notes were cancelled and re-issued in the name of the Company. The note agreement contained an interest coverage ratio restrictive covenant, which the Company did not meet at December 2000. However, the Company is confident that it has adequate availability under its primary credit facility to borrow adequate funds to liquidate this note, if required.

                            THE THAXTON GROUP, INC.

   In 1997, the Company began issuing subordinated term notes to individual investors in an intrastate public offering registered with the State of South Carolina. The registration of a similar offering was declared effective by the U.S. Securities and Exchange Commission in March 1998 (and amended in November
1999), and the Company now offers notes in multiple states under this federal registration. The Maturity terms on these notes range from daily to sixty months, and interest rates vary in accordance with market rates. Notes currently being offered carry interest rates ranging from 5.25% to 8.0%. Approximately $51.7 million and $43.4 million in notes were outstanding at December 31, 2000 and 1999, and are reflected as notes payable to individuals and notes payable to affiliates.

(8) BENEFITS

   During 1995 the Board of Directors of the Company also adopted the Thaxton Group, Inc. Employee Stock Purchase Plan (the "Stock Purchase Plan"), under which 100,000 shares of common stock are available for purchase by substantially all employees. The Stock Purchase Plan enables eligible employees of the Company, through payroll deductions, to purchase at twelve-month intervals specified in the Stock Purchase Plan, shares of common stock at a 15% discount from the lower of the fair market value of the common stock on the first day or the last day of the year. The Stock Purchase Plan allows for employee contributions up to 3% of the participant's annual compensation and limits the aggregate fair value of common stock that may be purchased by a participant during any calendar year to $25,000. As of December 31, 1998, 4,377 shares were purchased under this Stock Purchase Plan. The Board of Directors canceled this plan in January 1999.

   An ongoing benefit to the employees is the Employee Savings Plan. This plan allows employees to contribute and earn a rate of 10%, the balances as of 2000 and 1999 were approximately $628,000 and $1,329,000, respectively.

(9) INCOME TAXES

   Income tax expense attributable to continuing operations consists of the following:

                                                 Current   Deferred     Total
                                                ---------- ---------  ----------
      2000 Federal...........................   $  640,000 $(310,000) $  330,000
           State.............................      220,000        --     220,000
                                                ---------- ---------  ----------
                                                $  860,000 $(310,000) $  550,000
                                                ========== =========  ==========
      1999 Federal...........................   $1,787,831 $(709,934) $1,077,801
           State.............................      179,801        --     179,801
                                                ---------- ---------  ----------
                                                $1,967,632 $(709,934) $1,257,698
                                                ========== =========  ==========

   A reconciliation of the Company's income tax provision and the amount computed by applying the statutory federal income tax rate of 34% to income before income taxes is as follows:

                                                           2000       1999
                                                         --------  ----------
   Statutory rate applied to income before income tax
    expense............................................  $ 52,000  $  865,392
   Increase (decrease) in income taxes resulting from:
     Goodwill amortization.............................   468,000     427,760
     State taxes, less related federal benefit.........     7,000       4,120
     Valuation allowance adjustment....................   (17,000)    (77,203)
     Other.............................................    40,000      37,629
                                                         --------  ----------
   Income taxes........................................  $550,000  $1,257,698
                                                         ========  ==========

                            THE THAXTON GROUP, INC.

   The effective tax rate attributable to continuing operations was 358% and 49% for the years ended December 31, 2000 and 1999, respectively. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2000 and 1999 are presented below:

                                                           2000         1999
                                                        -----------  ----------
Deferred tax assets:
  Loan loss reserves................................... $ 3,968,000  $3,091,466
  Federal net operating loss carryforwards.............     969,000     898,103
  State net operating loss carryforwards...............      69,000      86,427
  Other................................................     405,000      27,767
                                                        -----------  ----------
    Total gross deferred tax asset.....................   5,411,000   4,103,763
Less valuation allowance...............................      69,000      86,427
                                                        -----------  ----------
Net deferred tax assets................................   5,432,000   4,017,336
                                                        -----------  ----------
Deferred tax liabilities:
  Prepaid insurance....................................     (67,000)    (66,926)
  Depreciable basis of fixed assets....................    (147,000)   (165,323)
  Deferred loan costs..................................    (666,000)   (381,670)
  Intangible assets....................................    (226,000)   (251,355)
  Other................................................     (45,000)    (65,007)
                                                        -----------  ----------
    Total gross deferred tax liability.................  (1,151,000)   (930,281)
                                                        -----------  ----------
Net deferred tax asset................................. $ 4,191,000  $3,087,055
                                                        ===========  ==========

   The change in the valuation allowance for 2000 was a decrease of $17,427 and in 1999 a decrease of $77,203. The valuation allowance relates to certain state net operating loss carryforwards. It is management's opinion that realization of the net deferred tax asset, net of valuation allowance, is more likely than not based upon the Company's history of taxable income and estimates of future taxable income. The company's income tax returns for 1997 and subsequent years are subject to review by taxing authorities.

(10) PREFERRED STOCK

   The Company issued three series of preferred stock during 1997 and two additional series of preferred stock in 1998. 400,000 shares of 7.5% cumulative redeemable convertible Series A preferred stock were authorized, and 178,014 were issued in a December 1997 public offering to existing shareholders. The terms of the offering included the conversion of one share of common stock plus $10 for two shares of Series A preferred stock. For a five year conversion period commencing January 1, 1998, each share of preferred stock can be converted into one share of common stock. The Company may redeem all or a portion of the outstanding shares of Series A stock at any time after December 31, 1999. The Company repurchased and retired 14,574 shares of Series A Preferred Stock in December 1999 at $15 per share, and 150,000 shares at $10 per share during 2000.

   In December 1997, the Company, through a private placement, issued 27,076 shares of 7.5% cumulative redeemable convertible Series B preferred stock. The terms of this transaction involved the exchange of one share of common stock for one share of preferred stock. In July 1998, the Company, through a private placement, exchanged all of the 27,076 shares of outstanding Series B Preferred stock, plus 29,200 shares of common stock, for 56,276 shares of Cumulative Series D preferred stock. The Series D preferred stock pays annual dividends of $ .80 per share, and is redeemable at any time by the company at $10 per share. In January 1999, all of the shares of Series D Preferred Stock were repurchased by the Company, and retired.

                            THE THAXTON GROUP, INC.

   In December 1997, the Company converted a $500,000 subordinated note held by one corporate investor into 50,000 shares of Series C cumulative redeemable convertible preferred stock. The annual dividends attributable to this series are $1 per share through December 31, 2000, and $1.80 per share, per annum, thereafter. Each share of preferred stock can be converted into one share of common stock after January 1, 1998. The Company may redeem all or a portion of the outstanding shares of Series C stock at any time after December 31, 2000, for $10 per share.

   In December 1998, the Company, through a private placement, issued 800,000 shares of Cumulative Series E preferred stock for $10 per share. The stock pays a variable rate dividend rate of prime plus 1% through October 31, 2003 and prime plus 6% thereafter. The stock is redeemable by the Company at any time at a price of $10 per share.

(11) EARNINGS PER SHARE INFORMATION

   The following is a summary of the earnings per share calculation for the years ended December 31, 2000 and 1999:

                                                          2000         1999
                                                       -----------  ----------
Basic & Diluted
Net income (loss) from continuing operations.......... $  (396,640) $1,287,574
  Less: Dividends on preferred stock..................     723,886     734,012
                                                       -----------  ----------
Net income (loss) applicable to common shareholders
 (numerator)..........................................  (1,120,526)    553,562
Average common shares outstanding (denominator).......   6,974,508   6,494,438
Income (loss) per share from continuing operations--
 basic and diluted.................................... $     (0.16) $     0.09
                                                       ===========  ==========

   The earnings per share calculation does not include 10,440 shares of Preferred Series A and 50,000 shares of Preferred Series C stock which are convertible to common shares because the effect is anti-dilutive.

(12) BUSINESS SEGMENTS

   For the year ended December 31, 1998, the Company adopted Statement of Financial Accounting Standards No. 131 ("SFAS No. 131"), "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires the presentation of descriptive information about reportable segments consistent with that used by management of the Company to assess performance. Additionally, SFAS No. 131 requires disclosure of certain information by geographic region.

   The Company reports its results of operations in four primary segments; consumer finance, mortgage banking, insurance agency, and insurance non-standard risk bearing. The consumer finance segment provides financing to consumers with limited credit histories, low incomes or past credit problems. Revenues in the consumer finance business are derived primarily from interest and fees on loans, and the sale of credit related insurance products to its customers. The Company's mortgage banking operations were conducted through Paragon, a wholly-owned subsidiary acquired in November 1998. Paragon originated, closed, and funded predominantly B and C credit quality mortgage loans, which were warehoused until they can be packaged and sold to long term investors. Paragon received fee income from originating mortgages and the loans were generally sold at a premium to the permanent investor. The Company's insurance operations consist of selling, on an agency basis, various lines of automobile, property and casualty, life and accident and health insurance. Revenue is generated through fees paid by the insurance for which business is placed. Insurance non-standard risk bearing consisted of selling non-standard automobile insurance, through agencies, where the Company retained a portion of the insurance risk

                            THE THAXTON GROUP, INC.

   The following table summarizes certain financial information concerning the Company's reportable operating segments for the years ended December 31, 2000 and 1999:

                           Consumer                                                         Mortgage
2000                       Finance     Insurance     Other       Total      Insurance RBE    Banking       Total
----                     ------------  ----------  ---------- ------------  ------------- ------------- ------------
                                                               Continuing   (Discontinued (Discontinued
                                                               Operations    Operations)   Operations)
Income Statement Data
Total revenue........... $ 79,536,374  $4,284,716  $1,060,693 $ 84,881,783   $1,875,013    $ 5,733,973  $ 92,490,769
Net interest income.....   44,823,340    (841,657)    671,132   44,652,815      (91,038)        87,853    44,649,630
Provision for credit
 losses.................   14,517,240          --     140,690   14,657,930        3,265      1,278,938    15,940,133
Noninterest income......   14,982,787   4,284,716          --   19,267,503    1,875,013      4,424,051    25,566,567
Insurance premiums and
 commissions, net.......   12,559,586   3,718,756               16,278,342    1,836,695                   18,115,037
Non interest expenses...   43,772,059   4,885,507     451,462   49,109,028    2,478,255      8,778,129    60,365,412
Depreciation and
 amortization...........    3,331,621     360,225      19,619    3,711,465      148,726      1,448,554     5,308,745
Net income..............      (83,428)   (365,339)     52,127     (396,640)    (374,682)    (3,040,226)   (3,811,549)

Balance Sheet Data
Total assets............  232,693,388   4,087,249   3,786,310  240,566,947                   6,981,166   247,548,113
Loans, net..............  174,132,701          --   3,810,945  177,943,646                   5,558,974   183,502,620
Allowance for credit
 losses.................   11,505,555                 125,000   11,630,555                   1,278,938    12,909,493
Intangibles.............   33,346,575   1,465,983               34,812,558                                34,812,558

                          Consumer                                                       Mortgage
1999                       Finance   Insurance     Other       Total     Insurance RBE    Banking       Total
----                     ----------- ----------  ---------  ------------ ------------- ------------- ------------
                                                            (Continuing  (Discontinued (Discontinued
                                                            Operations)   Operations)   Operations)
Income Statement Data
Total revenue........... $69,261,821 $4,035,734  $ 632,337  $ 73,929,892  $ 5,661,959   $ 8,663,736  $ 88,255,587
Net interest income.....  41,816,628   (235,236)   412,505    41,993,897       97,314       284,236    42,375,447
Provision for credit
 losses.................  11,923,527                14,152    11,937,679                               11,937,679
Noninterest income......  11,072,583  3,717,300       (299)   14,789,584    5,107,965     7,411,921    27,309,470
Insurance premiums and
 commissions, net.......   9,690,465  2,974,595               12,665,060    3,850,792                  16,515,852
Noninterest expenses....  38,584,471  3,289,358    426,701    42,300,530    7,920,837     7,724,933    57,946,300
Depreciation and
 amortization...........   2,257,937    366,927     15,807     2,640,671      631,660       143,062     3,415,393
Net income..............   1,119,640    132,358     35,576     1,287,574   (1,542,409)     (100,355)     (355,190)

Balance Sheet Data
Total assets............ 197,377,942  8,865,785  3,928,911   210,172,638    8,984,793    13,481,351   232,638,782
Loans, net.............. 156,863,386             3,440,166   160,303,552           --    11,400,639   171,704,191
Allowance for credit
 losses.................  10,661,339                          10,661,339                               10,661,339
Intangibles.............  29,665,279  1,707,559               31,362,838    6,780,230     1,367,965    39,511,033

                             THE THAXTON GROUP, INC

(13) DISCONTINUED OPERATIONS

   At the end of 1998, and throughout 1999, the Company made a series of acquisitions of agencies in Arizona, New Mexico, Nevada, Colorado and North Carolina, as well as a general insurance agency in Virginia. At the same time, the Company entered into a contract with American Bankers Insurance Group, Inc. ("ABIG"), where the Company would sell ABIG non-standard insurance policies in these locations, but Thaxton Group would contractually retain the underwriting risk, and retain any profit or loss from operations. This business ultimately contained 30 non-standard automobile agency office locations, plus two insurance general agencies (located in Virginia and South Carolina).

   On March 1, 2000, the Company transferred all of the assets and liabilities of these agency operations into a newly formed company named Thaxton RBE, Inc. ("Thaxton RBE"). The total amount of the assets transferred approximate $8 million, the majority of which were intangible. The purpose of the transfer was to raise additional capital for Thaxton RBE, as it operations were in their initial stages. As such, immediately subsequent to the formation and asset transfer, Thaxton Life Partners, Inc. invested $2,000,000 in the capital stock of RBE and obtained a 90% interest in that company as a result of the investment. Thaxton Life Partners, Inc., is a company owned by James D. Thaxton (Chairman and majority shareholder of Thaxton Group, Inc.); C. L. Thaxton, Sr. (Director of Thaxton Group, Inc.); and other Thaxton family members. As a result of those transactions, Thaxton Group, Inc. had a net receivable from Thaxton RBE in the amount of $5 million at March 31, 2000.

   During the third quarter of 2000, Thaxton Group made the decision to discontinue operations and dispose of its interest and investment in Thaxton RBE as soon as suitable financing for Thaxton RBE could be obtained. On August 31, 2000, Thaxton Life Partners was able to arrange financing for Thaxton RBE independent of Thaxton Group, Inc., and Thaxton Life Partners purchased the remaining 10% interest in RBE from Thaxton Group. At the time of the sale, all amounts owed Thaxton Group were paid in full. Thaxton Group has recognized no gain or loss on the disposition of Thaxton RBE. The transaction has been accounted for in accordance with Accounting Principles Board Opinion #30, ("APB 30"), "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions."

   In December 2000, the Board of Directors adopted a plan to discontinue operations in the Mortgage Banking market place. Paragon ceased operations in December of 2000, and its assets have either been sold, or are being held for ultimate sale or disposal. The Company recorded a loss, net of income tax benefit, from operations of Paragon of $152,053 for the year ended December 31, 1999 and a loss of $2,899,162 for the year month ended December 31, 2000.

                             THE THAXTON GROUP, INC

   The components of the assets and liabilities of discontinued operations in the consolidated balance sheets as of December 31, 2000 and 1999 are as follows:

                                                                   Insurance
                                                 Paragon              RBE
                                        ------------------------- ------------
                                        December 31, December 31, December 31,
                                            2000         1999         1999
                                        ------------ ------------ ------------
(1) Assets
  Accounts receivable..................  $    8,526  $    34,424   $    1,484
  Loans held for Sale..................   6,837,912   11,400,639          --
  Allowance for credit losses..........  (1,278,938)         --           --
  Premises and equipment, net..........      72,040      311,627    1,514,869
  Intangibles, net.....................         --     1,367,965    6,780,230
  Other assets.........................   1,341,626      366,696      688,210
                                         ----------  -----------   ----------
Total assets of discontinued
 operations............................  $6,981,166  $13,481,351   $8,984,793
                                         ==========  ===========   ==========
Liabilities
  Subordinated notes payable...........         --           --     1,676,091
  Accounts payable.....................       2,762       88,699      552,028
  Other liabilities....................     373,881          --       103,828
                                         ----------  -----------   ----------
Total liabilities of discontinued
 operations............................  $  376,643  $    88,699   $2,331,947
                                         ==========  ===========   ==========

                                                                   Insurance
                                                 Paragon              RBE
                                        ------------------------- ------------
                                            2000         1999         1999
                                        ------------ ------------ ------------
(2) Premises and Equipment
  Leasehold improvements...............  $    7,000  $     7,420   $   81,868
  Furniture and fixtures...............     126,368      194,101      254,389
  Equipment and automobiles............      73,704      169,569    1,532,413
                                         ----------  -----------   ----------
    Total cost.........................     207,072      371,090    1,868,670
  Accumulated depreciation.............     135,032       59,463      353,801
                                         ----------  -----------   ----------
  Net premises and equipment...........  $   72,040  $   311,627   $1,514,869
                                         ==========  ===========   ==========

                                                                   Insurance
                                                 Paragon              RBE
                                        ------------------------- ------------
                                            2000         1999         1999
                                        ------------ ------------ ------------
(3) Intangibles
  Covenants not to compete.............  $      --   $       --    $  165,423
  Goodwill and purchase premium........   1,410,731    1,410,731    4,657,611
  Insurance expirations................         --           --     2,746,287
                                         ----------  -----------   ----------
    Total cost.........................         --     1,410,731    7,569,321
  Less accumulated amortization........   1,410,731       42,766      789,091
                                         ----------  -----------   ----------
    Intangible assets, net.............  $      --   $ 1,367,965   $6,780,230
                                         ==========  ===========   ==========

                             THE THAXTON GROUP, INC

   In 2000 Paragon wrote down the entire amount of goodwill due to its impairment.

                                                                       Paragon
                                                                       --------
(4) Leases
  2001................................................................ $215,483
  2002................................................................  156,327
  2003................................................................  144,000
  2004................................................................   96,000
  2005................................................................      --
  Thereafter..........................................................      --
                                                                       --------
  Total minimum lease payments........................................ $611,810
                                                                       ========

   Paragon had a loss from operations of $771,649 net of an income tax benefit of $397,517 in 2000. Paragon's loss on disposal during the phase out period was $2,268,577 net of an income tax benefit of $828,483 in 2000. There was no gain or loss on the disposal of RBE.

(14) SUBSEQUENT EVENTS

   The Company is dependent upon its financing arrangement with FINOVA Capital Corporation ("FINOVA") to provide capital and liquidity for its business. On March 7, 2001, The Finova Group, Inc. announced that it and eight of its subsidiaries had filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code, in the United States Bankruptcy Court in Wilmington, Delaware. In addition to the FINOVA Group Inc., the filing entities include The FINOVA Group Inc.'s principal subsidiary, FINOVA Capital Corporation, as well as certain other domestic and foreign subsidiaries. The Company may be unable to successfully continue its business if FINOVA cannot honor its contractual commitments, extend our credit facilities at the completion of the current contract expiring in 2004, or cannot find satisfactory replacement debt financing. The credit facilities with FINOVA require maintenance of certain financial ratios, and compliance with certain covenants at December 31, 1999 and 2000 the Company was not in compliance with certain covenants in the financing arrangement, however, FINOVA had waived compliance at those dates and for the ensuing year. To the extent the Company is unsuccessful in maintaining or replacing its financing arrangement with FINOVA, it may be unable to service other debt, including the subordinated notes outstanding.

(15) RELATED PARTY TRANSACTIONS

   As discussed in note 13, Thaxton Life Partners, Inc., a related party, invested $2,000,000 in the capital stock of RBE and obtained a 90% interest in RBE as a result of the investment. The acquisition of the 90% interest in RBE by Thaxton Life Partners was funded primarily through the Company's repurchase of 150,000 shares of Series A Preferred stock from certain members of Thaxton Life Partners. The proceeds received from the Company from the repurchase of the Series A Preferred stock were used by Thaxton Life Partners to obtain the 90% interest in RBE. On August 31, 2000, Thaxton Life Partners purchased the remaining 10% interest in RBE from the Company. The Company recognized no gain or loss on the disposal of RBE. As the Thaxton Group, Inc. and RBE are under common ownership, there are various activities and transactions that occur between the two entities to take advantage of economies of scale.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  No officer, employee or other person has been authorized to give any infor-mation or make any representations not contained in this prospectus in connec-tion with the offering of notes covered by this prospectus. If given or made, such information or representations must not be relied on as having been au-thorized by Thaxton Group. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the information set forth in this prospectus or in the affairs of Thaxton Group.

                               ----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Use of Proceeds..........................................................  10
Description of Notes.....................................................  11
Selected Consolidated Financial Data.....................................  16
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  17
Business.................................................................  24
Management...............................................................  29
Principal and Management Shareholders....................................  30
Market for Common Equity and Related Stockholder Matters.................  30
Transactions with Related Parties........................................  31
Legal Matters............................................................  32
Experts..................................................................  32
Plan of Distribution.....................................................  32
Where You Can Find More Information......................................  33
Index to Financial Statements............................................ F-1

Until      , 2001 (25 days after the effective date of the Registration State-
ment) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when act-ing as underwriters and with respect to their unsold allotments or subscriptions.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                            The Thaxton Group, Inc.

                                  $75,000,000

                          Aggregate Principal Amount
                                      of
                            Subordinated Term Notes
                        Due 1, 6, 12, 36 and 60 Months
                                      and
                           Subordinated Daily Notes

                              ------------------

                              P R O S P E C T U S

                              ------------------

                                 April  , 2001

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

   The Bylaws of Thaxton Group provide for indemnification of its officers and directors against liabilities and reasonable expenses incurred in connection with any action, suit or proceeding to which such person may be a party because he is or was a director or officer of Thaxton Group or serving in a similar capacity at Thaxton Group's request for another entity, to the fullest extent permitted by the laws of South Carolina. Under the laws of South Carolina, unless limited by its articles of incorporation, a corporation shall indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director or officer of such corporation, against reasonable expenses incurred by him in connection with the proceeding. South Carolina law also provides that a corporation may indemnify a director or officer if he acted in good faith and in a manner he reasonably believed to be, with respect to conduct in his official capacity, in the best interests of the corporation, and, in all other cases, in a manner not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, he had no reason to believe his conduct was unlawful. With respect to suits by or in the right of Thaxton Group, such a person may be indemnified if he acted in good faith and, in the case of conduct within his official capacity, he reasonably believed his conduct to be in Thaxton Group's best interest, and in all other cases, he shall not have been adjudged to be liable to Thaxton Group.

   The South Carolina Business Corporation Act of 1988 also permits certain corporations, including Thaxton Group, by a provision in its articles of incorporation, to limit or eliminate the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except with respect to any breach of the director's duty of loyalty to the corporation or its shareholders, or acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, or which occurred prior to the time such provision became effective, or with respect to transactions in which the director received an improper personal benefit, or for approving an unlawful distribution. Thaxton Group's Second Amended and Restated Articles of Incorporation include such a provision. As a result of the inclusion of such provision, shareholders of Thaxton Group may be unable to recover monetary damages against directors for action taken by them which constitute negligence or which are in violation of their fiduciary duty of due care, although they are not precluded from obtaining injunctive or other equitable relief with respect to such actions. Such provision is not effective to eliminate or limit statutory liabilities arising under federal law, including liabilities under federal securities laws.

Item 25. Other Expenses of Issuance and Distribution.

   The following table sets forth the expenses to be incurred in connection with the offering of the securities:

      Securities and Exchange Commission filing fee.................. $ 18,750
      NASD filing fee................................................    8,000
      Printing expenses..............................................   50,000*
      Legal fees and expenses........................................  200,000*
      Accounting fees and expenses...................................  160,000*
      Blue Sky filing fees...........................................   10,000*
      Selling agent expenses.........................................   45,000*
      Trustee's fees and expenses....................................   25,000*
      Miscellaneous expenses.........................................   95,750*
      Total.......................................................... $612,500*

      * Estimated

Item 26. Recent Sales of Unregistered Securities

   On July 1, 1997, Thaxton Group began offering and selling up to $10 million in subordinated term notes due 1, 6, 12, 36 and 60 months, with interest rates ranging from 5.5% to 8.25% per annum, in an intrastate offering registered with the State of South Carolina. This program terminated in February 1998 upon the commencement of the offering registered hereunder. Thaxton Group sold $5.4 million in aggregate principal amount South Carolina term notes of which $3.8 million is outstanding. Offers and sales of the South Carolina term notes were not registered under the Securities Act pursuant to the exemption provided by
Section 3(a)(11) thereunder.

   In December 1997, Thaxton Group entered into an agreement with Mr. Jack W. Robinson and some of his affiliates pursuant to which they exchanged 27,076 shares of common stock of Thaxton Group for an equal number of shares of Thaxton Group's Series B Convertible Preferred Stock. The terms of the Series B preferred stock are identical to Thaxton Group's Series A Preferred Stock except that dividends are payable, at Thaxton Group's option, in additional shares of Series B preferred stock. On July 1, 1998, Thaxton Group entered into a subsequent agreement with Mr. Robinson and some of his affiliates pursuant to which they exchanged all of the shares of Series B preferred stock, plus 29,200 shares of common stock for a total of 56,276 shares of the Thaxton Group's Series D Preferred Stock. The terms of the Series D preferred stock are similar to the Series A preferred stock, except that they provide for an $0.80 annual dividend rate on each share of the Series D preferred stock and they provide that the Series D preferred stock is not convertible into common stock. Neither of these transactions were registered under the Securities Act, pursuant to the exemption from registration provided by Section 4(2) of this statute for transactions not involving any public offering.

   In December 1998, Thaxton Group sold 800,000 shares of Series E Cumulative Preferred Stock for $10 per share to FINOVA, its primary lender. The stock pays a variable rate dividend of prime plus 1% through October 31, 2003, and prime plus 6% thereafter. Thaxton Group may redeem the preferred stock at any time at a price of $10 per share. As part of the agreement governing the issuance of stock, Thaxton Group reduced its overall credit line with FINOVA from $100,000,000 to $92,000,000. Although Thaxton Group has no obligation to redeem the stock at any time, under the terms of the agreement, FINOVA has the right, at its option, to ask Mr. James D. Thaxton, the majority shareholder of Thaxton Group, to repurchase the stock. The sale of the Series E preferred stock to FINOVA was exempt from registration under the Securities Act, pursuant to
Section 4(2) thereof for transactions not involving any public offering.

   In November 1999, Thaxton Group acquired Thaxton Investment by exchanging 3,223,000 shares of common stock for all of the outstanding common stock of Thaxton Investment. The capital stock of Thaxton Investment was acquired from James D. Thaxton. The transaction was not registered under the Securities Act pursuant to the exemption provided by Section 4(2) thereof.

Item 27. Exhibits

 Exhibit
 Number                                Description
 -------                               -----------
 1       Form of Selling Agent Agreement between The Thaxton Group, Inc. and
         Carolinas First Investments, Inc.*
 3.1     Second Amended and Restated Articles of Incorporation of The Thaxton
         Group, Inc.(1)
 3.2     Bylaws of The Thaxton Group, Inc.
 4.1     Indenture, dated as of February 17, 1998, between The Thaxton Group,
         Inc. and The Bank of New York, as Trustee.
 4.2     Form of Subordinated Daily Note (included as Exhibit A to the
         Indenture).
 4.3     Form of Subordinated One Month Note (included as Exhibit B to the
         Indenture).
 4.4     Form of Subordinated Term Note for 6, 12, 36, and 60 Month Notes
         (included as Exhibit C to the Indenture).
 4.5     Form of D1 Subordinated Daily Note.
 4.6     Form of M1 Subordinated 1 Month Note.
 4.7     Form of T1 Subordinated Term Note for 6, 12, 36 and 60 Month Note.
 5       Opinion of Moore & Van Allen PLLC.
 10.1    Third Amended and Restated Loan and Security Agreement dated April 4,
         2001 among Finova Capital Corporation, The Thaxton Group, Inc.,
         Thaxton Operating Company, Thaxton Insurance Group, Inc., TICO Credit
         Company, Inc., Eagle Premium Finance Co., Inc., Thaxton Commercial
         Lending, Inc., Paragon, Inc., TICO Premium Finance Company of South
         Carolina, Inc., TICO Reinsurance, LTD., TICO Credit Company of
         Tennessee, Inc., TICO Credit Company of North Carolina, Inc., TICO
         Credit Company of Alabama, Inc., TICO Credit Company of Georgia, Inc.,
         TICO Credit Company (DE), TICO Credit Company (MS), TICO Credit
         Company (TN), Thaxton Investment Corporation, The Modern Finance
         Company, Southern Management Corporation, Modern Financial Services,
         Inc., Southern Finance of Tennessee, Inc., Covington Credit of Texas,
         Inc., Covington Credit of Georgia, Inc., Southern Finance of
         Tennessee, Inc., Fitch National Reinsurance, LTD., SOCO Reinsurance,
         LTD., Quick Credit Corporation, Covington Credit, Inc. (Oklahoma),
         Covington Credit of Louisiana, Inc., Southern Financial Management,
         Inc.(2)
 10.2    Schedule to Third Amended and Restated Loan and Security Agreement
         dated April 4, 2001 among Finova Capital Corporation, The Thaxton
         Group, Inc., Thaxton Operating Company, Thaxton Insurance Group, Inc.,
         TICO Credit Company, Inc., Eagle Premium Finance Co. Inc., Thaxton
         Commercial Lending, Inc., Paragon, Inc., TICO Premium Finance Company
         of South Carolina, Inc., TICO Reinsurance, LTD., TICO Credit Company
         of Tennessee, Inc., TICO Credit Company of North Carolina, Inc., TICO
         Credit Company of Alabama, Inc., TICO Credit Company of Georgia, Inc.,
         TICO Credit Company (DE), TICO Credit Company (MS), TICO Credit
         Company (TN), Thaxton Investment Corporation, The Modern Finance
         Company, Southern Management Corporation, Modern Financial Services,
         Inc., Southern Finance of Tennessee, Inc., Covington Credit of Texas,
         Inc., Covington Credit of Georgia, Inc., Southern Finance of
         Tennessee, Inc., Fitch National Reinsurance, LTD., SOCO Reinsurance,
         LTD., Quick Credit Corporation, Covington Credit, Inc. (Oklahoma),
         Covington Credit of Louisiana, Inc., Southern Financial Management,
         Inc.(2)
 10.5    Share Exchange Agreement, dated September 30, 1999, by and among The
         Thaxton Group, Inc., Thaxton Operating Company, Thaxton Investment
         Corporation and James D. Thaxton.(3)
 10.6    Share Exchange Agreement by and among The Thaxton Group, Inc., Thaxton
         Insurance Group, Inc., James D. Thaxton, William H. Thaxton and Calvin
         L. Thaxton, Jr.
 10.7    Stock Purchase Agreement, dated August 31, 2000 between Thaxton
         Insurance Group, Inc. and Thaxton Life Partners, Inc.(4)
 21      Subsidiaries of The Thaxton Group, Inc.(5)
 23.1    Consent of Moore & Van Allen PLLC (included in Exhibit 5 to this registration statement).
 23.2    Consent of Cherry, Bekaert & Holland, LLP.
 24      Power of Attorney (included in signature page).
 25      Form T-1, Statement of Eligibility of Trustee.(6)

--------
(1) Incorporated by reference to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1998.
(2) Incorporated by reference to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2000.

(3) Incorporated by reference to Exhibit 10.8 of Thaxton Group's Registration Statement on Form SB-2, Commission File No. 333-42623 (the "1998 Registration Statement") filed with Post-Effective Amendment No. 2 to the 1998 Registration Statement.
(4) Incorporated by reference to Exhibit 10.9 of the 1998 Registration Statement filed with Post-Effective Amendment No. 3 to the 1998 Registration Statement.
(5) Incorporated by reference to Exhibit 21 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000.
(6) Incorporated by reference to Exhibit 25 of the 1998 Registration Statement filed with Pre-Effective Amendment No. 2 to the 1998 Registration Statement.
* Previously filed.

Item 28. Undertakings

   The undersigned hereby undertakes:

      (1) To file, during any period in which offers or sales of the securities are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

      (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the termination of the offering.

      (4) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (5) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

   In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   In accordance with the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, thereunto in the City of Lancaster, State of South Carolina on April 11, 2001.

                                          THE THAXTON GROUP, INC.

                                                     /s/ Allan F. Ross
                                          By:__________________________________
                                                       Allan F. Ross
                                              Vice President, Chief Financial
                                                  Officer, and Secretary


   In accordance with the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                               Title                     Date
              ---------                               -----                     ----


                  *                    Chairman of the Board of            April 11, 2001
______________________________________   Directors, President and Chief
           James D. Thaxton              Executive Officer (Principal
                                         Executive Officer)

                  *                    Executive Vice President, Chief     April 11, 2001
______________________________________   Operating Officer and Director
           Robert L. Wilson

          /s/ Allan F. Ross            Vice President, Chief Financial     April 11, 2001
______________________________________   Officer, Secretary and Director
            Allan F. Ross                (Principal Financial and
                                         Accounting Officer)

                  *                    Director                            April 11, 2001
______________________________________
          C. L. Thaxton, Sr.


      /s/ Allan F. Ross
*By:_____________________________
     as attorney-in-fact